                                                      Registration No. 333-87721
                                                Filed Pursuant to Rule 424(b)(4)

                                4,000,000 SHARES

                              [ILEX ONCOLOGY LOGO]

                                  COMMON STOCK
                                $14.00 PER SHARE
--------------------------------------------------------------------------------

ILEX Oncology, Inc. is offering 3,600,000 shares and the selling stockholder identified in this prospectus is offering 400,000 shares.

The common stock is listed on The Nasdaq National Market under the symbol "ILXO." On November 22, 1999, the last reported sale price of our common stock on The Nasdaq National Market was $14.50 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                                      PER SHARE      TOTAL
                                                      ---------   -----------
Price to the public.................................   $14.00     $56,000,000
Underwriting discount...............................      .84       3,360,000
Proceeds to ILEX....................................    13.16      47,376,000
Proceeds to the selling stockholder.................    13.16       5,264,000

ILEX has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 600,000 additional shares from ILEX within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
CIBC WORLD MARKETS
                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                                                      U.S. BANCORP PIPER JAFFRAY

               The date of this prospectus is November 23, 1999.

LOGO

The Oncology Drug Development Company

PRODUCTS IN DEVELOPMENT                                [ILEX LOGO]

The following table summarizes the potential therapeutic indications, development status and marketing rights for certain of our clinical and preclinical product candidates and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus.

 PRODUCT                       INDICATION(S)                        STATUS                  MARKETING RIGHTS
 -------                       -------------                        ------                  ----------------
 CAMPATH(R)(1)                 Chronic Lymphocytic Leukemia         BLA filing in process   Schering AG
                               Non-Hodgkin's Lymphoma               Phase II
                               Organ Transplant Rejection           Phase II
                               Multiple Sclerosis                   Phase II

 EFLORNITHINE(2)               Superficial Bladder Cancer           Phase III               ILEX
                               Non-Melanoma Skin Cancer             Phase III
                               Recurrent Colon Polyps               Phase IIb
                               Barrett's Esophagus                  Phase II
                               Prostate Cancer                      Phase II

 OXYPURINOL                    Symptomatic Hyperuricemia            Initiating pivotal      ILEX

 ILX-295501(3)                 Non-Small Cell Lung Cancer           Phase II                Lilly/ILEX
                               Ovarian Cancer                       Phase II
                               Kidney Cancer                        Phase II
                               Melanoma                             Phase II

 AMINOPTERIN                   Refractory Endometrial Cancer        Phase II                ILEX
                               Acute Leukemia                       Phase II

 SR-45023A(4)                  Solid Tumors                         Phase I                 Symphar/ILEX

 ILX23-7553                    Solid Tumors                         Phase I                 ILEX

 ANGIOGENESIS INHIBITORS                                                                    ILEX
      ARRESTEN                 Solid Tumors                         Preclinical
      RESTIN                   Solid Tumors                         Preclinical
      CANSTATIN                Solid Tumors                         Preclinical
      TUMSTATIN                Solid Tumors                         Preclinical
      APOMIGREN                Solid Tumors                         Preclinical
      NM-3                     Solid Tumors                         Preclinical
      THP-DOX                  Solid Tumors                         Preclinical

(1) We have formed a joint venture with LeukoSite to develop CAMPATH(R). The joint venture has granted worldwide marketing rights, except for Japan and East Asia, to Schering AG and retained co-promotion rights in the U.S.

(2) The National Cancer Institute is co-sponsoring certain eflornithine clinical studies.

(3) We in-licensed this compound from Eli Lilly and Company. Eli Lilly can repurchase our rights to ILX-295501 after Phase II trials, with ILEX retaining a royalty interest.

(4)   SR-45023A is being developed in collaboration with Symphar SA.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     4
Risk Factors................................................     9
Forward-Looking Statements..................................    18
Common Stock Market Price Data..............................    19
Use of Proceeds.............................................    20
Dividend Policy.............................................    20
Capitalization..............................................    21
Selected Consolidated Financial Data........................    22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    23
Business....................................................    28
Management..................................................    45
Principal and Selling Stockholders..........................    51
Certain Transactions........................................    53
Description of Capital Stock................................    54
Underwriting................................................    57
Legal Matters...............................................    58
Experts.....................................................    59
Where You Can Find More Information.........................    59

                             ---------------------

Our executive offices are located at 11550 I.H. 10 West, Suite 100, San Antonio, Texas 78230. Our telephone number is (210) 949-8200. Our website can be found at www.ilexoncology.com. Our website does not constitute part of this prospectus.

"ILEX" is a trademark of ILEX Oncology, Inc. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

As used in this prospectus, the terms "we," "us," "our," the "Company" and "ILEX" mean ILEX Oncology, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means the Company's common stock, $.01 par value per share. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                               PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the Risk Factors and the reports incorporated by reference in this prospectus.

                                  THE COMPANY

OVERVIEW

We develop pharmaceuticals for treating and preventing cancer and provide contract research services to other companies developing anticancer drugs. We have a portfolio of seven anticancer products in clinical development and several preclinical stage products. We built this portfolio by in-licensing and acquiring product candidates developed by others and do not conduct early-stage drug discovery research ourselves. We recently completed a pivotal clinical trial in chronic lymphocytic leukemia, or CLL, for our most advanced product candidate, CAMPATH(R). We are developing CAMPATH(R) in partnership with LeukoSite, Inc. The results of this trial should enable the partnership to complete by the end of 1999 the filing with the U.S. Food and Drug Administration, or FDA, for marketing approval. The FDA has granted CAMPATH(R) fast-track status, requiring agency review to be completed within six months from acceptance of the filing. In August 1999 this partnership licensed worldwide marketing rights (except for Japan and East Asia) for CAMPATH(R) to Schering AG.

We operate through two subsidiaries: ILEX Products, Inc., through which we develop our own portfolio of anticancer compounds, and ILEX Oncology Services, Inc., or ILEX Services, which is our full service contract research organization, or CRO. ILEX Services manages the preclinical research and clinical trials for our own product candidates as well as oncology products being developed by other companies. In addition to building our expertise in cancer drug development, our CRO business generates revenue, reduces our cost to perform our own research and development, and gives us access to product in-licensing opportunities.

OUR MARKET

Cancer encompasses a large number of discrete diseases that afflict many different parts of the human body. The diversity of cancer diseases and their overall prevalence create a large need for new and improved treatments. Cancer is the second leading cause of death in the U.S. It is estimated that one in three Americans will be diagnosed with cancer. The worldwide oncology drug market was estimated at $16 billion in 1998, representing 15% growth from 1997. This market is not saturated, with novel treatments often enjoying premium pricing and rapid market acceptance.

Fundamentals of the oncology market that are particularly advantageous for us include:

- accelerated approval procedures adopted by the FDA to shorten the development process and review time for cancer drugs;

- in-licensing opportunities created by a trend among large pharmaceutical companies to concentrate on products with larger market potential than most anticancer drugs;

- favorable pricing and reimbursement for oncology drugs, with some novel agents commanding $6,000 to $15,000 per course of therapy; and

- a highly concentrated population of oncologists and hematologists which allows a small sales force to be effective.

OUR STRATEGY

Our objective is to be a leading oncology drug company. We intend to market or co-market our own products in the future and become an oncology-focused specialty pharmaceutical company. Our strategy consists of the following elements:

- focus on the expanding cancer market;

- use our expertise to identify and in-license product candidates;

- reduce risk by developing a broad portfolio of products;

- form strategic collaborations to support development and commercialization of our products;

- offer a full range of oncology CRO services; and

- use our CRO business to create in-licensing opportunities and lower our own development costs.

ILEX PRODUCTS, INC.

We have seven drugs in clinical development and several product candidates in late preclinical research. All of our product rights were either acquired or in-licensed. We follow a disciplined approach to product acquisition and development:

- we only in-license product candidates that have shown strong preclinical or human efficacy results;

- we only develop drugs that are patent protected, have patents pending or can qualify for orphan drug designation from the FDA;

- we do not perform early-stage research;

- we advance compounds into Phase II trials only if promising efficacy results are seen in Phase I trials; and

- we seek partners when deemed appropriate to share the cost and risk of developing and commercializing our products.

In addition to traditional chemotherapy drugs that kill cancer cells, we are developing a number of chemoprevention agents, which are intended to be well-tolerated oral therapies aimed at preventing the occurrence, progression or recurrence of cancer. The market potential for chemoprevention agents is increasing as more genetic and other diagnostic tests become available to identify people at risk of developing cancer. As long-term therapies, chemoprevention agents have the potential to address new markets substantially larger than most acute care cancer products. Although long-term studies are usually needed to prove that a drug can prevent cancer, our strategy is to seek approval based upon effectively treating a pre-cancerous condition or preventing the recurrence of cancer, thereby shortening the approval process.

  CAMPATH(R)

Our most advanced product candidate, CAMPATH(R), is a humanized monoclonal antibody in development for treating CLL in patients resistant to currently available drug therapies. CLL is the most common form of adult leukemia, with approximately 120,000 patients in the U.S. and Europe suffering from the disease. Based on pilot human studies, CAMPATH(R) may also have utility in treating patients with non-Hodgkin's lymphoma, multiple sclerosis and organ transplants. We are developing CAMPATH(R) in a 50/50 joint venture with LeukoSite known as L&I Partners, L.P. The partnership recently granted worldwide marketing rights (excluding Japan and East Asia) for CAMPATH(R) to Schering AG under an agreement that provides the partnership with up to $30 million of up-front and milestone payments and approximately 67% of net profits from sales.

In June 1999 we presented data from the pivotal trial of CAMPATH(R), which was conducted in 93 patients who had failed treatments with fludarabine and an alkylating agent, the two standard therapies for treating CLL. Of the 93 patients enrolled, 31 (33%) had a complete or partial response. Based on these results, the partnership has filed the first two parts of its Biologics License Application, or BLA, with the FDA and expects to file the final part by the end of 1999.

  Eflornithine

Our second most advanced product candidate is eflornithine, a chemoprevention agent. In April 1999 we initiated a Phase III trial of eflornithine for preventing the recurrence of superficial bladder cancer. This double-blind, placebo-controlled, 400-patient trial is being co-sponsored by the National Cancer Institute, or NCI. More than 140,000 patients in the U.S. have recurrent superficial bladder cancer. With the NCI, we are also investigating eflornithine for use in other pre-malignant conditions. The compound is in a Phase III trial in non-melanoma skin cancer, a Phase IIb trial in recurrent colon polyps, and Phase II trials in Barrett's esophagus. These conditions are precursors to skin, colon and esophageal cancer, respectively.

  Oxypurinol

We are developing oxypurinol for treatment of gout. The only currently available treatment for the cause of gout is allopurinol. However, 3 to 5% of patients receiving allopurinol develop an intolerance to it. We are developing oxypurinol as an alternative to allopurinol for these 50,000 to 90,000 patients. Based on results from our compassionate use program, we plan to pursue marketing approval for oxypurinol under the FDA's accelerated approval guidelines by conducting a pivotal Phase II trial in 2000 and submitting a New Drug Application, or NDA, shortly thereafter.

  Other Clinical Candidates

Our other clinical stage products include:

- ILX-295501 -- in-licensed from Eli Lilly and initiated Phase II trials in four cancers: ovarian, kidney, non-small cell lung and melanoma. Eli Lilly has the right to repurchase our rights following Phase II trials, with ILEX retaining a royalty interest;

- Aminopterin -- in Phase II trials for acute leukemia and refractory endometrial cancer;

- SR-45023A -- in Phase I trials for solid tumors, being co-developed with Symphar SA, a Swiss biotechnology company; and

- ILX23-7553 -- a vitamin D(3) analog in Phase I trials for breast and prostate cancers and other solid tumors.

  Preclinical Anti-Angiogenesis Candidates

In July 1999 we acquired Convergence Pharmaceuticals, Inc. and its portfolio of angiogenesis inhibitor product candidates. Angiogenesis inhibitors help block the formation of new blood vessels that tumors require to grow larger or to recover from chemotherapy or radiation. Our angiogenesis inhibitor pipeline includes five proteins that would be given intravenously and a small molecule inhibitor that would be taken orally.

We are also in preclinical development with THP-Dox, a peptide-doxorubicin conjugate that binds to a receptor on tumor blood vessels. Doxorubicin is a widely-used generic chemotherapy agent. We intend to develop THP-Dox as an anti-angiogenic treatment for prostate, breast and lung cancers.

We expect to bring two of these product candidates into human trials in 2000.

ILEX ONCOLOGY SERVICES, INC.
We believe ILEX Services is the only full service provider of CRO services focused predominantly on oncology. We offer a full range of specialized preclinical research and clinical trial services, including chemistry and toxicology services, small-scale manufacturing, design of clinical protocols, organization and monitoring of clinical trials and preparation of regulatory submissions. Based on our expertise, we aim to reduce the time normally required to develop oncology products and increase the probability of obtaining regulatory approval. In addition, ILEX Services provides CRO services on a contract basis to ILEX Products and has been the source of three of the products we now have in clinical development.


Our CRO revenues grew from $5.9 million in 1997 to $9.7 million in 1998 and were $9.5 million in the first nine months of 1999. Our CRO client list includes more than 40 biotechnology and pharmaceutical companies, currently conducting approximately 100 preclinical studies and clinical trials with us.


We work closely with prestigious cancer research institutions and groups that give us access to top oncology clinical expertise. Our Board of Directors includes Dr. Daniel Von Hoff, president of the American Association for Cancer Research, and Dr. Joseph Bailes, president of the American Society of Clinical Oncology. In addition, we have a strong relationship with CTRC Research Foundation, or CTRC Research, our largest stockholder. CTRC Research has one of the largest oncology Phase I trial organizations in the U.S. We also have strong historical ties with US Oncology, Inc., the largest oncology physician practice management organization in the U.S., whose physicians see approximately 13% of the new cancer patients in the U.S. annually. Our strong relationships with these groups give us access to a significant number of patients for enrollment into clinical trials. We believe that our oncology focus combined with these relationships make us an attractive option for companies selecting a CRO to develop a cancer drug.

                                  THE OFFERING

Common stock offered by ILEX..........      3,600,000 shares

Common stock offered by the selling
stockholder...........................        400,000 shares

Common stock to be outstanding after
the offering..........................     20,876,918 shares(1)

Use of proceeds.......................     We intend to use the net proceeds
                                           from this offering to expand our
                                           clinical trials and preclinical
                                           research, with a particular focus on
                                           our late-stage clinical product
                                           candidates and our angiogenesis
                                           inhibitors; for potential
                                           acquisitions of complementary
                                           technologies, products or companies;
                                           and for general corporate purposes.
                                           We will not receive any proceeds from
                                           the sale of common stock by the
                                           selling stockholder. See "Use of
                                           Proceeds."

Nasdaq National Market symbol.........     ILXO

---------------------------

(1) Based on shares outstanding as of October 21, 1999 and excludes:
    - 1,335,721 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $9.77 per share;

    - 440,314 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $7.56 per share;

    - 685,550 shares of common stock issuable upon exercise of options that may be granted in the future under our Stock Option Plan and our Non-Employee Director Plan; and

    - 290,867 shares of common stock issuable upon conversion of preferred stock of ILEX Services which is convertible beginning in September 2000, or earlier upon the occurrence of certain events.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                   (in thousands, except for per share data)

                                                                            NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,        SEPTEMBER 30,
                                            ----------------------------   -------------------
                                             1996      1997       1998       1998       1999
                                            -------   -------   --------   --------   --------
STATEMENT OF OPERATIONS DATA
Operating revenue:
  Product development.....................  $ 3,831   $ 5,027   $  4,622   $  3,490   $  3,147
  CRO.....................................    1,537     5,903      9,650      7,113      9,482
  Licensing fees..........................    2,775       300         --         --         --
                                            -------   -------   --------   --------   --------
Total revenue.............................    8,143    11,230     14,272     10,603     12,629
Operating expenses:
  Research and development................    3,637     6,740     15,509     12,829     11,387
  In-Process research and
     development(1).......................       --        --         --         --     11,124
  General and administrative..............    2,886     6,691      6,534      3,517      3,367
  CRO.....................................    2,169     4,587      9,313      8,166      9,901
  Special charges(2)......................       --        --         --         --     13,882
                                            -------   -------   --------   --------   --------
Total operating expenses..................    8,692    18,018     31,356     24,512     49,661
Operating loss............................     (549)   (6,788)   (17,084)   (13,909)   (37,032)
Equity in income (losses) of:
  Research and development partnerships...     (750)   (4,295)    (4,453)    (3,390)    (3,851)
  Contract research affiliate.............       --      (182)    (1,541)       (71)    (3,310)
Interest income, net......................      684     2,583      1,850      1,503        915
Minority interest in loss of consolidated
  subsidiary..............................       --        --         --         --         (7)
                                            -------   -------   --------   --------   --------
Net loss..................................  $  (615)  $(8,682)  $(21,228)  $(15,867)  $(43,285)
                                            =======   =======   ========   ========   ========
Net loss per share........................  $ (0.07)  $ (0.72)  $  (1.71)  $  (1.28)  $  (3.10)
                                            =======   =======   ========   ========   ========
Weighted average number of shares of
  common stock outstanding................    8,744    12,118     12,450     12,423     13,967

                                                                 SEPTEMBER 30, 1999
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(3)
                                                              -------   --------------
BALANCE SHEET DATA
Cash, cash equivalents and investments in marketable
  securities................................................  $35,342      $82,218
Working capital.............................................   32,240       79,116
Total assets................................................   46,228       93,104
Total stockholders' equity..................................   32,027       78,903

---------------------------

(1) We incurred in-process research and development costs of $11.1 million in the third quarter of 1999 related to an acquisition. You should refer to Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements included in the reports incorporated by reference in this Prospectus for details of the in-process research and development costs.

(2) We incurred special charges of $13.9 million in the second quarter of 1999. These charges included $12.3 million in one-time costs associated with the termination of our agreement with PRN Research, Inc. and $1.6 million of charges related to other items. You should refer to Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements included in the reports incorporated by reference in this Prospectus for details of the special charges.

(3) As adjusted for the sale of 3,600,000 shares of common stock by ILEX at an assumed offering price of $14.00 per share, net of estimated underwriters' discounts and commissions and offering expenses.

                                  RISK FACTORS

You should carefully consider the following factors and other information included or incorporated by reference in this prospectus before deciding to invest in our common stock.

WE HAVE ONLY A LIMITED OPERATING HISTORY AND WE EXPECT TO CONTINUE TO GENERATE LOSSES.


We began operations in October 1994 and have only a limited operating history upon which you can evaluate our business. We have incurred losses every year since we began operations. As of September 30, 1999, our accumulated deficit was approximately $74.6 million, including a net loss of approximately $21.2 million for the year ended December 31, 1998 and a net loss of approximately $43.3 million for the nine-month period ended September 30, 1999. We have not generated any revenue from product sales to date, and it is possible that significant revenues from product sales will never be achieved. Even if we do achieve significant revenues from product sales or we increase revenues from our CRO business, we expect to incur significant operating losses over the next several years. It is possible that we will never achieve profitable operations.


IF WE ARE NOT ABLE TO DEMONSTRATE THE EFFICACY OF OUR DRUG CANDIDATES IN OUR CLINICAL TRIALS OR OUR CLINICAL TRIALS ARE DELAYED, WE MAY NOT BE ABLE TO OBTAIN REGULATORY CLEARANCE TO MARKET OUR DRUGS.

Many of our research and development programs are at an early stage. Clinical testing is a long, expensive and uncertain process. The FDA has not approved any of our product candidates and we cannot assure you that our data collected from our clinical trials will be sufficient to support approval by the FDA. We cannot assure you that the clinical trials will be completed on schedule or that the FDA will ultimately approve our product candidates for commercial sale. Furthermore, even if initially positive preclinical studies or clinical trial results are achieved, it is possible that we will obtain different results in the later stages of drug development. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II trials may not be repeated in larger Phase II or Phase III trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development, including the possibility that none of our drug candidates will or can:

- be safe and effective;

- otherwise meet applicable regulatory standards;

- be manufactured or produced economically and on a large scale;

- be sold without third parties challenging us and enforcing their patent or other rights;

- be successfully marketed, particularly if a third party introduces an equivalent or superior product; or

- be reimbursed by government or private payors.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from commercializing the drug. Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues to sustain operations and materially harm our business and financial condition.

IF L&I PARTNERS IS UNABLE TO COMMERCIALIZE OUR LEAD PRODUCT CANDIDATE, CAMPATH(R), WE MAY NOT HAVE SUFFICIENT REVENUES TO CONTINUE OPERATIONS.

CAMPATH(R) is our lead product candidate. Our success will depend, to a great degree, on the success of CAMPATH(R). In particular, L&I Partners must be able to:

- establish the safety and efficacy of CAMPATH(R) in humans;

- obtain regulatory approvals for CAMPATH(R); and

- achieve market acceptance of CAMPATH(R).

If L&I Partners fails to successfully obtain regulatory approval for and commercialize CAMPATH(R), our business and financial condition will be materially harmed.

OUR DEPENDENCE ON COLLABORATIVE PARTNERS FOR DEVELOPMENT, MANUFACTURING AND MARKETING MAY DELAY OR IMPAIR OUR ABILITY TO GENERATE SIGNIFICANT REVENUES OR OTHERWISE ADVERSELY AFFECT OUR PROFITABILITY.

We rely on large pharmaceutical companies for development, manufacturing, marketing and distribution of our drug products. Our reliance on pharmaceutical companies and other collaborative partners poses the following risks:

- our contracts with collaborative partners may expire or be terminated and we may not be able to replace them;

- a partner involved in the development of our products may not commit enough capital or other resources to successfully develop our products;

- the terms of our contracts with collaborative partners may not be favorable to us in the future;

- our partners may not pursue further development and commercialization of compounds resulting from their collaboration with us;

- a partner with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products;

- disputes with our partners may arise, leading to delays in or termination of the research, development or commercialization of product candidates or resulting in significant litigation or arbitration;

- contracts with our partners may fail to provide significant protection or may fail to be enforced if one of these partners fails to perform; and

- our collaborative partners could independently develop, or develop with third parties, drugs which compete with our products.

There is a great deal of uncertainty regarding the success of our current and future collaborative efforts. Failure of these efforts would materially harm our business and financial condition.

THE SUCCESS OF CAMPATH(R) IS HIGHLY DEPENDENT ON COLLABORATIONS WITH LEUKOSITE AND SCHERING AG.

LeukoSite. As part of our joint venture with LeukoSite for the development and commercialization of CAMPATH(R), we share 50% of the development costs of CAMPATH(R) with LeukoSite. If we fail for any reason to make a required capital contribution to the joint venture, then LeukoSite may gain control of the management of the joint venture and become entitled to a greater share of any profits derived from product sales of CAMPATH(R). At the same time, if LeukoSite fails for any reason to make a required capital contribution to the joint venture, then we may be required to make additional capital contributions to the joint venture to maintain the desired level of development activities by the joint venture. It is possible that we may not have the resources to compensate for any failure by LeukoSite to make any capital contributions in its stead and the joint venture may not be able to continue operations with lesser funding. In addition, the joint venture agreement with LeukoSite does not contain a provision to resolve a deadlock between us and LeukoSite. As such, in the event of such a deadlock, either we or LeukoSite could prevent the joint venture from taking action or proceeding with business. This could result in failure to gain approval for CAMPATH(R), which would materially harm our business and financial condition.

Schering. We intend to rely on Schering for the sales, marketing and distribution of CAMPATH(R). If Schering does not devote adequate resources to the marketing of CAMPATH(R) or if disputes between L&I Partners and Schering otherwise arise in connection with the commercialization of CAMPATH(R), our business and financial condition would be materially harmed.

WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL CAPITAL NEEDED TO OPERATE AND GROW OUR BUSINESS, THEREBY REQUIRING US TO CURTAIL OR CEASE OPERATIONS.

We will require substantial funds in order to:

- continue our research and development programs;

- continue our clinical trials;

- manufacture and, where applicable, market our products; and

- expand our CRO operations.

We believe that our existing resources will fund our activities as currently planned for at least two years. We may use these existing resources before that time, however, because of changes in our research and development and commercialization plans or other factors affecting our operating expenses or capital expenditures, including potential acquisitions of other businesses, assets or technologies.

We cannot be sure that we will be able to obtain any future funds that we may require, either in the public or private equity markets or otherwise on acceptable terms, or at all. In addition, under the terms of our agreement with IMPATH Inc. we are prohibited from incurring any debt without its consent.

If adequate funds are not available, we may have to delay, scale back or eliminate one or more of our development programs, or obtain funds by entering into more arrangements with collaborative partners or others that may require us to relinquish rights to certain of our products or technologies that we would not otherwise relinquish. These consequences, in turn, could materially harm our business.

OUR LACK OF OPERATING EXPERIENCE MAY CAUSE US DIFFICULTY IN MANAGING OUR GROWTH.

We have no experience in selling pharmaceutical products and only limited experience in negotiating, establishing and maintaining strategic relationships, in manufacturing or procuring products in commercial quantities and conducting other later-stage phases of the regulatory approval process. We have less than three years experience operating our CRO business. Our ability to manage our growth, if any, will require us to improve and expand our management and our operational and financial systems and controls (particularly with respect to our CRO business). If our management is unable to manage growth effectively, our business and financial condition would be materially harmed. In addition, if rapid growth occurs, it may strain our operational, managerial and financial resources.

IF WE FAIL TO COMPLY WITH EXTENSIVE REGULATIONS ENFORCED BY DOMESTIC AND FOREIGN REGULATORY AUTHORITIES, THE COMMERCIALIZATION OF CAMPATH(R) AND OUR OTHER PRODUCTS WOULD BE PREVENTED OR DELAYED AND OUR ABILITY TO CONDUCT OUR CRO BUSINESS COULD BE LIMITED.

Our products, including CAMPATH(R), are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and other regulatory approvals is costly, time-consuming, uncertain and subject to unanticipated delays.

The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Foreign regulatory authorities may also refuse to grant any approval. Even after U.S. regulatory approval is obtained for CAMPATH(R) or any of our other products, we will be subject to continual review. Newly discovered or developed safety or efficacy data may result in revocation of our marketing approval. Moreover, if and when such approval is obtained, the marketing of CAMPATH(R) and any of our other product candidates will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Product manufacturing facilities are also subject to continual review and periodic inspection and approval of manufacturing modifications. Domestic manufacturing facilities are subject to biennial inspections by the FDA and must comply with the FDA's current Good Manufacturing Practices, or cGMP, and other regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the areas of production, record keeping, personnel and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these post-approval requirements can result in, among other things, warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any such enforcement action could materially harm our business. Unanticipated changes in existing regulatory requirements or the adoption of new requirements could materially harm our business and financial condition.

The European Union, Japan and other countries also extensively regulate pharmaceuticals, including biological drug products. No assurance can be given that we will be able to obtain or maintain other countries' approvals for CAMPATH(R) or any of our other products.

IF ANY OF OUR LICENSE AGREEMENTS FOR INTELLECTUAL PROPERTY UNDERLYING CAMPATH(R) OR ANY OTHER PRODUCT IS TERMINATED, WE MAY LOSE OUR RIGHTS TO DEVELOP OR MARKET THAT PRODUCT.

We have licensed intellectual property, including patents, patent applications and know-how, from pharmaceutical companies, research institutions and others, including the intellectual property underlying our most advanced product candidates: CAMPATH(R), eflornithine and oxypurinol. Some of our product development programs depend on our ability to maintain rights under these licenses.

Each licensor has the power to terminate its agreement with us if we fail to meet our obligations under that license. We may not be able to meet our obligations under these license agreements.

If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology. Losing our marketing and sales rights would materially harm our business and financial condition.

THERE ARE POTENTIAL LIMITATIONS ON THIRD-PARTY REIMBURSEMENT AND OTHER PRICING-RELATED MATTERS THAT COULD REDUCE POTENTIAL SALES OF OUR PRODUCTS AND MAY DELAY OR IMPAIR OUR ABILITY TO GENERATE SIGNIFICANT REVENUES.

The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of government and third-party payors to reduce the cost of health care through various means. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state proposals to implement government control regarding pricing and profitability of prescription pharmaceuticals. An increasing emphasis on managed care in the U.S. will also continue to exert downward pressure on pharmaceutical pricing. In addition, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans that often mandate rebates or predetermined discounts from list prices.

In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In particular, individual pricing negotiations are often required in many countries of the European Union, irrespective of separate government approval to market a drug.

If we succeed in bringing one or more products to the market, there can be no assurance that these products will be considered cost effective or that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products economically. The level of reimbursement available for CAMPATH(R) will greatly impact the profitability of our joint venture with LeukoSite and, in turn, ILEX. There can be no assurance that chemoprevention drugs which we develop, if any, would be eligible for reimbursement.

FAILURE TO ATTRACT AND RETAIN KEY PERSONNEL AND CONSULTANTS COULD ADVERSELY AFFECT OUR ABILITY TO OBTAIN FINANCING, CONDUCT PRECLINICAL STUDIES AND CLINICAL TRIALS OR DEVELOP CAMPATH(R) AND OUR OTHER PRODUCT CANDIDATES.

Our success depends greatly on our ability to attract and retain qualified scientific and technical personnel. Due to the technical expertise and knowledge required in our identification and evaluation of potentially viable oncology compounds or technology in-licensing or acquisition targets, we rely particularly heavily upon Daniel Von Hoff, M.D., a founder of ILEX, member of the Board of Directors and Co-Chairman of our Scientific Advisory Board. The consulting agreement between us and Dr. Von Hoff does not obligate Dr. Von Hoff to devote any specified level of time or resources to the development of potential products for us. Dr. Von Hoff has other substantial professional time commitments, including serving on the scientific advisory boards of other companies, and it is possible that he will not provide us with any product opportunities in the future.

We do not have an employment agreement with Mr. Richard Love, our president and chief executive officer. Loss of the services of Dr. Von Hoff or Mr. Love would be detrimental to:

- our product development and manufacturing programs;

- our ability to identify and obtain rights to commercially viable oncology compounds; and

- our ability to raise additional funds should we need to do so.

We are also highly dependent on the other principal members of our scientific and management staff, and the loss of the services of such personnel could materially harm our business and financial condition.

To expand our research and development programs, pursue our product development plans and expand our CRO business, we will be required to hire additional qualified scientific and technical personnel, as well as personnel with expertise in clinical testing and government regulation. There is intense competition for qualified staff, and there can be no assurance that we will be able to attract and retain the necessary qualified staff for the development of our business. The failure to attract and retain key scientific and technical personnel would materially harm our business and financial condition.

WE MAY NOT BE ABLE TO OBTAIN EFFECTIVE PATENTS TO PROTECT OUR TECHNOLOGIES FROM USE BY OTHER COMPANIES WITH COMPETITIVE PRODUCTS, AND PATENTS OF OTHER COMPANIES COULD PREVENT US FROM DEVELOPING OR MARKETING CAMPATH(R) OR OUR OTHER PRODUCT CANDIDATES.

Our success will depend to a significant degree on our ability to:

- obtain, maintain and enforce patents;

- license rights to patents from third parties;

- protect trade secrets; and

- operate without infringing on the proprietary rights of others.

To date, we have no patents issued in our name. It is possible that we will not develop technologies, drugs or processes that result in obtaining a patent. It is also possible that our patent position will not provide sufficient protection against competitors or that patents issued to or licensed by us will be infringed or will be challenged, invalidated or circumvented. Competitors may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to technologies, drugs and processes that compete with our technologies, drugs and processes. If we fail to adequately protect our technologies, drugs and processes covered by issued patents or to obtain patents, our business and financial condition could be materially harmed.

We have not conducted in-depth validity and infringement studies on the patent applications that we have in-licensed. These patents and patent applications which we have in-licensed are subject to potential challenge and may not provide protection for our compounds. Oxypurinol and aminopterin do not have patent protection.

If we infringe on the intellectual property rights of others, there can be no assurance that we would be able to obtain licenses to use the technology on commercially reasonable terms, or at all.

A third party biotechnology company has offered to license certain technology to L&I Partners which the biotechnology company has indicated relates to CAMPATH(R). L&I Partners is in the process of evaluating the necessity of this license. We are informed that significant questions have been raised concerning the validity of the patents relating to the third party's technology. We have not, however, conducted an independent analysis of this technology. There is no assurance a license regarding this technology will be available to L&I Partners in the future on acceptable terms, if at all. In the event L&I Partners does not license this technology and the third party asserts that CAMPATH(R) or its method of manufacture is an infringement of the third party's rights, the ability of L&I Partners to commercialize CAMPATH(R) could be materially harmed.

We also rely on trade secret protection for our unpatented proprietary technology. Trade secrets are difficult to protect. Other parties could independently develop substantially equivalent proprietary information and techniques or gain access to our trade secrets.

We have attempted to prevent the disclosure and use of our know-how and trade secrets by entering into confidentiality agreements with our employees, consultants and third parties. However, there are risks that:

- these parties will not honor our confidentiality agreements;

- others will independently develop equivalent or competing technology;

- disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations; or

- disclosure of our trade secrets will occur regardless of these contractual protections.

We often work with consultants and research collaborators at universities and other research organizations. If any of these consultants or research collaborators use intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done.

Costly litigation might be necessary to protect our orphan drug designations or patent position or to determine the scope and validity of third-party proprietary rights, and it is possible that we will not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology. Any of these results could materially harm our business and financial condition.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE WHICH COULD RESULT IN PRODUCTS SUPERIOR TO THOSE WE ARE DEVELOPING.

The technological areas in which we work evolve at a rapid pace. Our future success depends upon our ability to compete in the research, development and commercialization of products and technologies in oncology, our area of focus. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than do we. These competitors may develop products that are superior to those we are developing and render our products or technologies non-competitive or obsolete. In addition, we may not be able to keep pace with technological change.

Products currently exist in the market that will compete directly with the products that we are seeking to develop. Any product candidate that we develop and for which we gain regulatory approval must then compete for market acceptance and market share. Product competition is particularly intense in markets that we may target with CAMPATH(R) in the future, including non-Hodgkin's lymphoma and multiple sclerosis.

Significant competitive factors determining whether we will be able to compete successfully include:

- capabilities of our collaborators;

- efficacy and safety of our products;

- timing and scope of regulatory approval;

- product availability;

- marketing and sales capabilities;

- reimbursement coverage from insurance companies and others;

- degree of clinical benefits of our product candidates relative to their costs;

- method of administering a product;

- price; and

- patent protection.

Competitive disadvantages in any of these factors could materially harm our business and financial condition.

In addition, in our CRO business, we primarily compete against in-house departments of pharmaceutical companies, other CROs and, to a lesser extent, universities and teaching hospitals, many of which have substantially greater capital, technical and other resources. We may not be able to compete successfully in the CRO business in the future.

WE DEPEND ON A RELATIVELY LIMITED NUMBER OF CLIENTS AND INDUSTRIES FOR OUR CRO REVENUES.

We have in the past derived, and in the future will derive, a significant portion of our CRO revenue from a relatively limited number of major projects or clients. For the year ended December 31, 1998, our top five CRO customers accounted for 85% of our CRO revenue. Our top three clients represented 28%, 22% and 20% of our 1998 CRO revenue. The loss of business from a significant client could materially harm our business and financial condition.

Our revenues are highly dependent on research and development expenditures by the pharmaceu-tical and biotechnology industries. Decreases in these expenditures, including decreases resulting from an economic downturn in these industries or from mergers or other consolidations, could have a material adverse effect on us. Additionally, we have benefited from the trend in these industries to outsource an increasing percentage of clinical trial projects. A reversal of this trend could materially harm our business and financial condition.

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH CTRC, US ONCOLOGY AND THEIR RELATED ENTITIES, OUR ABILITY TO CONDUCT CLINICAL TRIALS AND OUR CRO BUSINESS COULD BE MATERIALLY HARMED.

We have working relationships with CTRC and US Oncology, two of the most active organizations conducting oncology clinical trials, to support our CRO business. If we are unable to maintain these relationships, including the elements providing us with access to patients of affiliated doctors, investigators and to potential CRO clients, our business and financial condition could be materially harmed.

THERE ARE RISKS ASSOCIATED WITH THE NATURE AND PRICING OF OUR CRO CONTRACTS.

Most of our CRO contracts can be terminated upon 60 to 90 days notice by our customer. Customers terminate or delay service contracts for a variety of reasons, including:

- the failure of a compound being tested to satisfy safety requirements;

- unexpected or undesired clinical results of the compound;

- the customer's decision to forgo a particular study;

- insufficient patient enrollment or investigator recruitment; or

- production problems resulting in shortages of the compound.

The loss or delay of a large contract or the loss or delay of multiple contracts could materially harm our business and financial condition.


All of our CRO contracts for the provision of services are fixed-price or fee-for-service with a cap. Our CRO revenues are earned under contracts which generally range in duration from a few months to two years. For the nine-month period ended September 30, 1999, fixed-price contracts accounted for 67% of our CRO net revenues and fee-for-service accounted for 33% of our CRO net revenues. We bear the risks of cost overruns in contracts structured as fixed-price contracts or fee-for-service with a cap. Underpricing of contracts or significant cost overruns could materially harm our business and financial condition.


Competition in the CRO industry has resulted in significant price and other competition. Further increases in such competition, and the resultant price pressure, could materially harm our business and financial condition.

MANY CRO CUSTOMERS AND POTENTIAL CUSTOMERS MAY PERCEIVE A CONFLICT OF INTEREST BETWEEN THEIR BUSINESS AND ILEX PRODUCTS, INC. WHICH MAY DETER THEM FROM CONTRACTING WITH US FOR CRO SERVICES.

Many potential customers of our CRO business are other drug development companies which may be, or may perceive themselves to be, competitors of ILEX in the context of our product development business. These drug development companies may thus be deterred from contracting with us for CRO services and thereby limit revenue growth potential for our CRO business.

IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS IN OUR CRO BUSINESS OR IN CONNECTION WITH COMMERCIALIZATION OF OUR PRODUCTS, THEY MAY RESULT IN DAMAGES EXCEEDING OUR INSURANCE LIMITATION OR REDUCE DEMAND FOR THE APPLICABLE PRODUCTS.

Clinical research involves the testing of new drugs on human volunteers, and such testing involves a risk of liability for personal injury or death to patients from possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and at risk of further illness or death. Although we maintain our own product liability and clinical trial insurance and generally obtain indemnification from our clients, our business could be materially harmed if we were required to pay damages or incur defense costs:

- in connection with a claim outside the scope of indemnity or insurance coverage;

- if the indemnity, although applicable, were not performed in accordance with the terms of the relevant contract; or

- if our liability exceeded the amount of applicable insurance coverage.

In addition, we cannot be sure such insurance will continue to be available on terms acceptable to us, if at all, or that the insurance coverage, if obtained, will be sufficient to cover any potential claims or liabilities. Similar risks would exist for product liability upon the commercialization or marketing of any products by us or our partners. In addition, regardless of merit or eventual outcome, product liability claims may result in decreased demand for the applicable product or our products in general and in injury to our general reputation.

OUR LACK OF EXPERIENCE IN HANDLING HAZARDOUS MATERIALS AND IN OTHER ENVIRONMENTAL MATTERS MAY CAUSE US TO INCUR SUBSTANTIAL COSTS.

We use hazardous materials, chemicals and various other toxic compounds in our development and other programs. We are therefore subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. We cannot eliminate the risk of contamination or injury from these materials. In such event, we could be held liable for any damages that result and any such liability could exceed our resources. We may also incur substantial costs to comply with environmental regulations if and when we develop commercial-scale manufacturing capacity.

OUR ABILITY TO CONDUCT ANIMAL TESTING COULD BE LIMITED IN THE FUTURE.

Certain of our CRO business activities involve animal testing. Such activities have been the subject of controversy and adverse publicity. Animal rights groups and various other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas. To the extent the activities of these groups are successful, our business could be materially harmed.

THERE ARE A SUBSTANTIAL NUMBER OF UNREGISTERED SHARES OF OUR COMMON STOCK WHICH, WHEN AVAILABLE FOR SALE OR SOLD, COULD RESULT IN A DECREASE IN OUR STOCK PRICE OR IMPAIR OUR ABILITY TO RAISE FUNDS IN FUTURE EQUITY OFFERINGS.

The sale, or availability for sale, of substantial amounts of our common stock in the public market could materially decrease the market price of our common stock and could impair our ability to raise additional capital.

At October 21, 1999, approximately 6,134,074 shares of common stock, representing 35.5% of our common stock outstanding, were unregistered and eligible for sale subject to compliance with Rule 144 of the Securities Act.

In addition, we have agreed to file, no later than 30 days after the effectiveness of the registration statement regarding this offering, a separate registration statement covering at least 2,389,201 shares of common stock. Holders of an additional 8,473,266 shares will be entitled to "piggyback" registration rights to include their shares in the separate registration statement. While the holders of substantially all of the 10,862,467 shares eligible to be included in the separate registration statement will be subject to lock-up agreements with the underwriters in this offering, prohibiting disposition of their shares for 90 days after this offering, sales of a substantial number of shares of common stock could occur at any time thereafter. This may have an adverse effect on the price of our common stock and may impair our ability to raise capital in the future.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY MAKE IT DIFFICULT TO RESELL YOUR SHARES WHEN YOU WANT TO AT PRICES YOU FIND ATTRACTIVE.

The market price of our common stock has been highly volatile. This volatility may adversely affect the price of our common stock in the future. You may not be able to resell your shares of common stock following periods of volatility because of the market's adverse reaction to this volatility. We anticipate that this volatility, which frequently affects the stock prices of biotechnology and pharmaceutical companies, will continue. Factors that could cause such volatility include:

- our quarterly operating results;

- deviations in our operating results from the estimates of securities analysts;

- FDA and/or international regulatory actions;

- limited trading volumes;

- general economic conditions or economic conditions specific to the biotechnology and pharmaceutical industries; and

- other developments affecting our competitors or us.

On occasion the equity markets, and in particular the markets for biotechnology and pharmaceutical stocks, have experienced significant price and volume fluctuations. These fluctuations have affected the market price for many companies' securities even though the fluctuations are often unrelated to the companies' operating performance.

WE HAVE BROAD DISCRETION AS TO USE OF THE NET PROCEEDS WE RECEIVE FROM THIS OFFERING AND, IF WE DO NOT ALLOCATE THESE PROCEEDS WISELY, YOUR INVESTMENT COULD SUFFER.

We expect to use the net proceeds we receive from this offering to expand our clinical trials and preclinical research, with a particular focus on our late-stage clinical product candidates and our angiogenesis inhibitors, for potential acquisitions of complementary technologies, products or companies and for general corporate purposes. We may change the allocation of these proceeds in response to economic or industry developments or changes. Our Board of Directors and management can determine to spend the proceeds from this offering in ways with which the stockholders may not agree. We cannot be certain that the proceeds will be invested to yield a favorable return.

WE ARE SUBJECT TO INFLUENCE FROM PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS; AND WE ARE SUBJECT TO VARIOUS PROVISIONS THAT COULD DISCOURAGE OR PREVENT A CHANGE OF CONTROL OF THE COMPANY.

Our executive officers and directors (and their affiliates), in the aggregate, will beneficially own or control approximately 32.2% of our outstanding common stock after this offering and will therefore have the ability to exercise substantial influence over the outcome of most stockholders' actions, including the election of the members of the Board of Directors. This concentration of ownership could have an adverse effect on the price of our common stock or have the effect of delaying or preventing a change in control of the Company. In addition, certain provisions of Delaware law and our Certificate of Incorporation could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of ILEX. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions of Delaware law and our Certificate of Incorporation may also discourage or prevent certain types of transactions involving an actual or threatened change in control of ILEX (including unsolicited takeover attempts), even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. Certain of these provisions allow us to issue preferred stock without any vote or further action by the stockholders. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of ILEX. In addition, certain of our corporate partners have the right to terminate their respective agreements with us upon certain changes in control of ILEX, which may discourage acquisitions or other changes in control (including those in which our stockholders might otherwise receive a premium for their shares over then-current market prices).

WE FACE RISKS RELATING TO THE YEAR 2000.

We recognize that the arrival of the year 2000 poses a challenge to the ability of computer systems to recognize the date change from 1999 to the year 2000 and beyond. It is possible that non-compliant third-party computers may not interface properly with our system. This could result in disruptions of our business through delays in processing customer invoices and orders and in compiling administrative and financial reporting information. This could materially harm our business and financial condition.

                           FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the Securities and Exchange Commission which we have referenced under "Where You Can Find More Information" on page 59 contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. All forward-looking statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

- competitive factors;

- general economic conditions;

- relationships with pharmaceutical and biotechnology companies;

- the ability to develop safe and efficacious drugs;

- variability of royalty, license and other revenue;

- failure to satisfy performance obligations;

- ability to enter into future collaborative agreements;

- failure to achieve positive results in clinical trials;

- failure to complete current or secure new contracts with CRO customers;

- uncertainty regarding our patents and patent rights (including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation);

- governmental regulation and suspension;

- technological change;

- changes in industry practices; and

- one-time events.

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus and in the other documents filed with the SEC, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to ILEX or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

                         COMMON STOCK MARKET PRICE DATA

Since February 21, 1997, our common stock has been traded on The Nasdaq National Market under the symbol "ILXO." The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported on The Nasdaq National Market.

                                                              HIGH        LOW
                                                              ----        ---
1997
  First Quarter (beginning February 21, 1997)...............  $13 1/8     $12
  Second Quarter............................................   23 3/8      12
  Third Quarter.............................................   20 1/4      12
  Fourth Quarter............................................   12           6 1/2
1998
  First Quarter.............................................  $10 1/8     $ 7 5/8
  Second Quarter............................................   17           9 1/2
  Third Quarter.............................................   10           6
  Fourth Quarter............................................   14 1/8       7
1999
  First Quarter.............................................  $12 7/8     $ 9 1/2
  Second Quarter............................................   11 3/8       8 1/4
  Third Quarter.............................................   19 3/4       9 5/16
  Fourth Quarter (through November 22, 1999)................   15          12 1/4

On November 22, 1999, the last reported sale price of our common stock on The Nasdaq National Market was $14.50 per share. As of November 15, 1999, there were approximately 130 holders of record of our common stock.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $46.9 million. If the underwriters fully exercise the over-allotment option, the net proceeds from the shares of common stock we are offering will be $54.8 million. "Net proceeds" is what we expect to receive after we pay the underwriting discount and other expenses for this offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $14.00 per share. We will not receive any proceeds from the sale of shares by the selling stockholder.

We intend to use the net proceeds of this offering primarily for the following purposes:

- to expand our clinical trials and preclinical research, with a particular focus on our late-stage clinical product candidates and our angiogenesis inhibitors;

- for potential acquisitions of complementary technologies, products or companies; and

- for general corporate purposes.

The timing and amount of our actual expenditures is subject to change and will be based on many factors, including:

- competitive, technological, market and other developments;

- the rate of progress of our research and development programs;

- patient recruitment;

- the results of our clinical trials;

- the time and costs of obtaining regulatory approvals;

- cash flow from our CRO business and other operations;

- our ability to establish and maintain collaborative relationships; and

- costs incurred in obtaining and enforcing patent and other proprietary rights.

We have discussions on an ongoing basis regarding potential acquisitions and in-licensing opportunities that are complementary to our business. Although we may use a portion of the net proceeds for this purpose, we currently have no agreements or commitments in this regard. We reserve the right, at the sole discretion of our Board of Directors, to reallocate our use of proceeds in response to these and other factors. Until we use the net proceeds of this offering, we intend to invest the funds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We anticipate that we will retain all earnings, if any, to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination as to the payment of dividends will be at the sole discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors our Board of Directors deems relevant.

                                 CAPITALIZATION

The following table sets forth:

- our actual capitalization at September 30, 1999; and

- our as adjusted capitalization at September 30, 1999 assuming our sale in this offering of 3,600,000 shares of common stock at an assumed public offering price of $14.00 per share less our costs associated with this offering.

                                                              AS OF SEPTEMBER 30, 1999(1)
                                                              ----------------------------
                                                                ACTUAL        AS ADJUSTED
                                                              ----------     -------------
                                                                     (IN THOUSANDS)
Long-term obligations.......................................   $    377         $    377
                                                               --------         --------
Minority interest...........................................      5,007            5,007
Stockholders' equity:
  Common stock, $.01 par value; 40,000,000 shares
     authorized; 17,275,091 shares issued and outstanding at
     September 30, 1999, actual; and 20,875,091 shares
     issued and outstanding, as adjusted....................        173              209
  Preferred stock, $.01 par value; 20,000,000 shares
     authorized; no shares issued and outstanding...........         --               --
  Additional paid-in capital................................    107,829          154,669
  Accumulated deficit.......................................    (74,568)         (74,568)
  Deferred compensation.....................................       (902)            (902)
  Foreign currency translation adjustment...................         12               12
  Treasury stock............................................       (517)            (517)
                                                               --------         --------
     Total stockholders' equity.............................     32,027           78,903
                                                               --------         --------
          Total capitalization..............................   $ 37,411         $ 84,287
                                                               ========         ========

---------------------------

(1) Excludes, as of September 30, 1999: (i) 1,337,573 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price per share of $9.66, (ii) 440,314 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price per share of $7.56, (iii) 683,698 additional shares reserved for issuance pursuant to the Company's 1995 Stock Option Plan and 1996 Non-Employee Director Plan and (iv) 290,867 shares of common stock issuable upon conversion of preferred stock of ILEX Oncology Services, Inc. which is convertible beginning in September 2000, or earlier upon the occurrence of certain events.

                      SELECTED CONSOLIDATED FINANCIAL DATA

This section presents selected historical data. You should read carefully the financial statements included in the reports incorporated by reference in this prospectus, including the notes to the financial statements included in those reports. The selected data in this section is not intended to replace the financial statements.


We derived the statement of operations data for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1994, 1995, 1996, 1997 and 1998 from our audited financial statements included in the reports incorporated by reference in this prospectus. We derived the statement of operations data for the nine months ended September 30, 1998 and 1999 and the balance sheet data as of September 30, 1998 and 1999 from our unaudited financial statements included in the reports incorporated by reference in this prospectus. We believe that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those financial statements and that the adjustments made consist only of normal recurring adjustments. Historical results are not necessarily indicative of results that may be expected in the future.



                                             INCEPTION                                               NINE MONTHS ENDED
                                           (OCT. 1, 1994)         YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                              THROUGH       -------------------------------------   -------------------
                                           DEC. 31, 1994     1995     1996      1997       1998       1998       1999
                                           --------------   ------   ------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating revenue:
  Product development....................      $1,065       $3,551   $3,831     $5,027     $4,622     $3,490     $3,147
  CRO....................................         188          658    1,537      5,903      9,650      7,113      9,482
  Licensing fees.........................          --           --    2,775        300         --         --         --
                                               ------       ------   ------   --------   --------   --------   --------
Total revenue............................       1,253        4,209    8,143     11,230     14,272     10,603     12,629
Operating expenses:
  Research and development...............         945        3,213    3,637      6,740     15,509     12,829     11,387
  In-Process research and
    development(1).......................          --           --       --         --         --         --     11,124
  General and administrative.............         156        1,312    2,886      6,691      6,534      3,517      3,367
  CRO....................................         197          529    2,169      4,587      9,313      8,166      9,901
  Special charges(2).....................          --           --       --         --         --         --     13,882
                                               ------       ------   ------   --------   --------   --------   --------
Total operating expenses.................       1,298        5,054    8,692     18,018     31,356     24,512     49,661
Operating loss...........................         (45)        (845)    (549)    (6,788)   (17,084)   (13,909)   (37,032)
Equity in income (losses) of:
  Research and development
    partnerships.........................          --           --     (750)    (4,295)    (4,453)    (3,390)    (3,851)
  Contract research affiliate............          --           --       --       (182)    (1,541)       (71)    (3,310)
Interest income (expense), net...........          (1)         133      684      2,583      1,850      1,503        915
                                               ------       ------   ------   --------   --------   --------   --------
Minority interest in loss of consolidated
  subsidiary.............................          --           --       --         --         --         --         (7)
Net loss.................................      $  (46)      $ (712)  $ (615)  $ (8,682)  $(21,228)  $(15,867)  $(43,285)
                                               ======       ======   ======   ========   ========   ========   ========
Net loss per share.......................      $(0.01)      $(0.09)  $(0.07)  $  (0.72)  $  (1.71)  $  (1.28)  $  (3.10)
                                               ======       ======   ======   ========   ========   ========   ========
Weighted average number of shares of
  common stock outstanding...............       7,555        7,747    8,744     12,118     12,450     12,423     13,967



                                                                                                      AS OF SEPTEMBER
                                                                  AS OF DECEMBER 31,                        30,
                                                    ----------------------------------------------   -----------------
                                                     1994     1995      1996      1997      1998      1998      1999
                                                    ------   -------   -------   -------   -------   -------   -------
BALANCE SHEET DATA:
Cash, cash equivalents and investments in
  marketable securities...........................  $   79   $ 9,636   $22,984   $42,646   $26,025   $27,004   $35,342
Working capital...................................    (122)    9,004    11,682    33,089    23,942    26,958    32,240
Total assets......................................   1,166    11,257    27,374    55,311    42,340    46,634    46,228
Total stockholders' equity........................     (57)    9,511    24,826    51,076    35,904    41,733    32,027


---------------------------


(1) We incurred in-process research and development costs of $11.1 million in the third quarter of 1999 related to an acquisition. You should refer to Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements included in the reports incorporated by reference in this Prospectus for details of the in-process research and development costs.



(2) We incurred special charges of $13.9 million in the second quarter of 1999. These charges included $12.3 million in one-time costs associated with the termination of our agreement with PRN Research, Inc. and $1.6 million of charges related to other items. You should refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for details of the special charges.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements and other financial information included in this prospectus and in the reports incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in these forward-looking statements.

OVERVIEW

We develop pharmaceuticals for treating and preventing cancer and provide contract research services to other companies developing anticancer drugs. We have a portfolio of seven anticancer products in clinical development and several preclinical stage products. We built this portfolio by in-licensing and acquiring product candidates developed by others and do not conduct early-stage drug discovery research ourselves. We recently completed a pivotal clinical trial in CLL for our most advanced product candidate, CAMPATH(R). We are developing CAMPATH(R) in partnership with LeukoSite. The results of this trial should enable the partnership to complete by the end of 1999 the filing with the FDA for marketing approval. The FDA has granted CAMPATH(R) fast-track status, requiring agency review to be completed within six months from acceptance of the filing. In August 1999, the partnership licensed worldwide marketing rights (except for Japan and East Asia) for CAMPATH(R) to Schering. In the future we plan to market or co-market our own products and become an oncology-focused specialty pharmaceutical company.

We operate through two reportable segments: ILEX Products, through which we develop our own portfolio of anticancer compounds, and ILEX Services, which is our full service CRO. ILEX Services manages the preclinical research and clinical trials for our own product candidates as well as oncology products being developed by other companies. In addition to building our expertise in cancer drug development, our CRO business generates revenue, reduces our cost to perform our own research and development, and gives us access to product in-licensing opportunities.


We currently have no products available for sale. We have incurred losses since inception and had an accumulated deficit through September 30, 1999 of $74.6 million. Our losses have resulted primarily from product development activities, including in-licensing of products for which we pay fees, and related administrative expenses. We expect to continue to incur operating losses for the next several years. To date we have not generated any revenue from the sale of our drug candidates.


Our revenue for the foreseeable future will be limited to product development funding under our collaborative relationships, our CRO revenue, interest income, and other miscellaneous income. In addition, if marketing approval is received from the FDA with respect to our lead product candidate, CAMPATH(R), and CAMPATH(R) is successfully commercialized, we will receive a portion of the profits generated by its sale. The partnership may not obtain marketing approval of CAMPATH(R), successfully commercialize it or ever generate profits from its sale.

Most of the development of CAMPATH(R) has been conducted by us on behalf of L&I Partners. L&I Partners pays us for these services. We have historically accounted for these CAMPATH(R) development activities as follows:

- our operating revenue includes product development revenue we receive from L&I Partners;

- our research and development expenses include all of the development costs for CAMPATH(R), which are largely offset by L&I Partners' revenue we receive; and

- our actual share of CAMPATH(R) development costs is reported as equity in losses of research and development partnerships.

Our CRO business generates revenue by performing services for companies within the pharmaceutical and biotechnology industries. The terms of our contracts vary, ranging from several months to two years, and generally may be terminated upon notice of 60 to 90 days by our customers. We recognize revenue with respect to our services either on a percentage-of-completion or fee-for-service basis as work is performed. The CRO business performs all of the development services for ILEX Products; however, our consolidated CRO revenue does not include any amounts related to the services provided to ILEX Products.

In June 1999 ILEX Services acquired certain assets and liabilities of PFK, our European contract research affiliate. The acquisition provides us with two locations from which European clinical trials will be managed and supported:
Edinburgh, Scotland and Guildford, England.

In July 1999 we acquired Convergence and its portfolio of angiogenesis inhibitors in exchange for 1,000,000 shares of our common stock, and an additional earn-out of up to 1,000,000 shares of our common stock which will be issued to Convergence's founders if certain development milestones are met. As part of the earn-out, we may issue 500,000 shares by the end of 2000. We anticipate expensing approximately $11.0 million in the third quarter of 1999 as a non-cash in-process research and development cost for this acquisition.

In July 1999 we completed a $20.0 million private placement of our common stock.

In September 1999 ILEX Services completed a $5.0 million sale of its preferred stock, which is convertible, subject to certain conditions, into 290,867 shares of our common stock.

RESULTS OF OPERATIONS


  Nine Months Ended September 30, 1999 Compared To Nine Months Ended September 30, 1998



Operating Revenue. Total revenue increased 19% from $10.6 million in the first nine months of 1998 to $12.6 million in the first nine months of 1999. Product development and licensing revenue decreased 11%, from $3.5 million to $3.1 million. This $0.4 million decrease resulted from fluctuations in costs billed to L&I Partners L.P. CRO revenue increased 34% from $7.1 million to $9.5 million. This $2.4 million increase in CRO revenue reflected an increase in the number of our customers and an increase in the number, size and duration of our projects.



Research and Development. Product development costs decreased 11% from $12.8 million in the first nine months of 1998 to $11.4 million in the first nine months of 1999. This decrease of $1.4 million reflected a one-time cost of $3.3 million incurred in March 1998 for the in-licensing of THP-Dox, offset primarily by increased costs in 1999 associated with late-stage development of CAMPATH(R) and the development of eflornithine.



In-Process Research and Development. In connection with the acquisition of Convergence, the Company acquired certain intangible assets including intellectual property in the area of angiogenesis inhibitors. In connection with the purchase price allocation, in the third quarter of 1999, $11.1 million was expensed as a charge for the purchase of in-process research and development. You should refer to the financial statements included in the reports incorporated by reference in this Prospectus for details of the in-process research and development costs.



General and Administrative. General and administrative costs remained essentially flat, decreasing 3% from $3.5 million in the first nine months of 1998 to $3.4 million in the first nine months of 1999.



CRO. CRO costs increased 21% from $8.2 million in the first nine months of 1998 to $9.9 million in the first nine months of 1999. This increase of $1.7 million was primarily attributable to increased staffing expenses related to CRO revenue growth and facility and equipment expansion.



Special Charges. We incurred special charges of $13.9 million in the second quarter of 1999. These charges include $12.3 million in costs associated with the termination of our agreement with PRN Research, Inc., or PRN. In July 1997, we entered into a service agreement with PRN to jointly market our ability to conduct clinical trials. As part of our arrangement, we issued to PRN 626,788 shares of our common stock in 1997 and 1998. The value of these shares was recorded as an intangible asset to be amortized over the term of the relevant agreement. Effective June 30, 1999, ILEX and PRN terminated the agreement and we issued to PRN the remaining 629,200 shares of our common stock issuable under this agreement. We recorded a $12.3 million special charge associated with the value of such common stock and the write-off, in accordance with Financial Accounting Standard 121, of the net intangible asset associated with our arrangement with PRN. We have no further obligation to PRN with respect to this arrangement.



The remaining $1.6 million in special charges consisted of:



- a $0.8 million accrual for a debt guarantee of an unaffiliated site management organization which we believe is uncollectible;



- a $0.4 million write-down of computer equipment; and



- a $0.4 million write-off of an operating lease commitment for manufacturing equipment which we have determined will no longer be utilized.



Equity in Losses of Research and Development Partnerships and Contract Research Affiliate. Equity in losses of research and development partnerships increased 15% from $3.4 million in the first nine months of 1998 to $3.9 million in the first nine months of 1999. This increase of $0.5 million was due to increased development costs for CAMPATH(R) and payment of royalties.



Equity in losses of contract research affiliate increased from $71,000 in losses during the first nine months of 1998 to $3.3 million in losses during the first nine months of 1999. These increased losses resulted from our obligation under our debt guarantee to PFK (our former European contract research affiliate), a write-off of our remaining investment in PFK, and our share of its operating losses.



Net Interest Income. Net interest income decreased 40% from $1.5 million in the first nine months of 1998 to $0.9 million in the first nine months of 1999. This decrease of $0.6 million was attributable to lower aggregate average balances of cash, cash equivalents and investments in marketable securities during the first nine months of 1999.


  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Operating Revenue. Total revenue increased 28% from $11.2 million in 1997 to $14.3 million in 1998. Product development revenue and licensing revenue decreased 13% from $5.3 million in 1997 to $4.6 million in 1998. The reduction in product development and licensing revenue reflected the termination of our development of certain compounds and was partially offset by increased development revenue from CAMPATH(R). CRO revenue increased 64% from $5.9 million to $9.7 million. The $3.8 million increase in CRO revenue reflected an increase in the number of our CRO customers and an increase in the number, size and duration of our CRO projects. We established marketing and business development programs for our CRO business in 1998, which led to our increased CRO revenue.

Research and Development. Product development costs increased 131% from $6.7 million in 1997 to $15.5 million in 1998. This increase of $8.8 million included a $3.3 million expense related to the acquisition of THP-Dox in 1998 and an increase in spending for the development of CAMPATH(R) and our other product candidates.

General and Administrative. General and administrative costs decreased 3% from $6.7 million in 1997 to $6.5 million in 1998.

CRO. CRO costs increased 102% from $4.6 million in 1997 to $9.3 million in 1998. This increase of $4.7 million was attributable to the increased amortization of the service agreement with PRN, additional CRO marketing and business development costs and operating expenses required to support growth in the number and size of CRO projects being conducted.

Equity in Losses of Research and Development Partnerships and Contract Research Affiliate. Equity in losses in research and development partnerships and contract research affiliate increased 33% from $4.5 million in 1997 to $6.0 million in 1998. This increase of $1.5 million was primarily attributable to increased losses of the contract research affiliate.

Net Interest Income. Net interest income decreased 27% from $2.6 million in 1997 to $1.9 million in 1998. This decrease of $0.7 million was attributable to lower average balances of cash, cash equivalents and investments in marketable securities during 1998.

  Years Ended December 31, 1997 Compared to December 31, 1996

Operating Revenue. Total revenue increased 38% from $8.1 million in 1996 to $11.2 million in 1997. Product development revenue increased 32% from $3.8 million in 1996 to $5.0 million in 1997. The increase of $1.2 million in product development revenue was primarily from new development agreements, including the CAMPATH(R) agreement, which was entered into in May 1997. Licensing fees decreased $2.5 million in 1997 due to a one-time licensing fee received in 1996. CRO revenue increased 293% from $1.5 million to $5.9 million. The increase of $4.4 million in CRO revenues reflected an increase in the number of our CRO customers and an increase in the number, size and duration of our CRO projects.

Research and Development. Product development costs increased 86% from $3.6 million in 1996 to $6.7 million in 1997. This increase of $3.1 million was attributable to spending on development of CAMPATH(R), eflornithine and other product candidates.

General and Administrative. General and administrative costs increased 131% from $2.9 million in 1996 to $6.7 million in 1997. This increase of $3.8 million was attributable in part to increases in rental expense, business development activities and compensation related to additional administrative staff. We also incurred increased legal and accounting fees upon becoming a publicly traded company in February 1997.

CRO. CRO costs increased 109% from $2.2 million in 1996 to $4.6 million in 1997. This increase of $2.4 million was attributable to the amortization of the service agreement with PRN and additional CRO operating expenses required to support growth in the number and size of CRO projects being conducted.

Equity in Losses of Research and Development Partnerships and Contract Research Affiliate. Equity in losses of research and development partnerships and contract research affiliate increased 463% from $0.8 million in 1996 to $4.5 million in 1997, an increase of $3.7 million. Our joint ventures were not formed until December 1996 and May 1997, respectively, and the agreement with our contract research affiliate was not entered into until August 1997.

Net Interest Income. Net interest income increased 271% from $0.7 million in 1996 to $2.6 million in 1997. This increase of $1.9 million was attributable to higher average balances of cash, cash equivalents and investments in marketable securities. We completed private placements of our securities in the last half of 1996 and our initial public offering of common stock in February 1997.

LIQUIDITY AND CAPITAL RESOURCES

We historically have financed our operations primarily from the sale of our capital stock and receipt of product development and licensing fee revenue and CRO revenue. The majority of our expenditures have been for product development activities, including associated general and administrative expenses and losses incurred by our research and development partnerships and our contract research affiliate. We expect product development expenses to increase for the next several years as our development programs progress. In addition, general and administrative expenses necessary to support these expanded programs are also expected to increase over the next several years.


At September 30, 1999, we had cash, cash equivalents and investments in marketable securities of $35.3 million and working capital of $32.2 million.


Our cash requirements are expected to continue to increase each year as we expand our activities and operations. It is possible we will never be able to generate significant product revenue or achieve or sustain profitability. We expect our current funds, including the proceeds from this offering, will be adequate to cover all of our obligations for at least two years following this offering.

Until our business can generate sufficient levels of cash from product sales, we expect to continue to finance our operations through:

- existing cash;

- revenue from collaborative relationships;

- CRO revenue; and

- proceeds from the sale of equity securities.

We plan to continue our policy of investing available funds in government securities and investment-grade, interest-bearing securities, primarily with maturities of one year or less. We do not invest in derivative financial instruments, as defined by Statement of Financial Accounting Standards No. 119.

At December 31, 1998, we had federal income tax net operating loss (NOL) and research credit carryforwards of $27.9 million and $0.7 million, respectively, which expire at various times during the period from 2010 through 2018. When an ownership change (as defined under the Internal Revenue Code) occurs, the tax law places an annual limitation on the subsequent carryforwards. We believe that common stock issued in July 1999 caused an ownership change. Accordingly, only $6.4 million of our carryforwards are available in any single year during the carryforward period from 2000 through 2018.

YEAR 2000 READINESS

The "Year 2000" issue concerns the potential exposures related to the automated generation of business and financial misinformation resulting from the application of computer programs which have been written using two digits, rather than four, to define the application year of business transactions. We have assessed our computer systems to identify the systems that could be affected by the Year 2000, and we have determined that no material changes are required for our computer systems to be Year 2000 compliant. Accordingly, we believe that, based upon currently available information, we will not incur any material costs associated with becoming Year 2000 compliant. We are in the process of confirming the Year 2000 readiness of our material customers, service providers, key licensees and material vendors. Failure by us, our software providers, material customers, service providers, key licensees or material vendors to adequately address the Year 2000 issue could result in misstatement of reported financial information or scientific data or otherwise materially harm our business and financial condition.

The above Year 2000 disclosure constitutes a "Year 2000 Readiness Disclosure" as defined in the "Year 2000 Information and Readiness Disclosure Act" which was signed into law on October 19, 1998. Such act provides added protection from liability for certain public and private statements concerning a company's Year 2000 readiness.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to some market risk through interest rates related to our investment of our current cash, cash equivalents and marketable securities. These funds are generally invested in highly liquid treasury bills and money market accounts with short-term maturities. As these instruments mature and the funds are reinvested, we are exposed to changes in market interest rates. We do not consider this risk to be material. We manage this risk by continuing to evaluate the best investment rates available for short-term investment-grade securities. We have not used derivative financial instruments in our investment portfolio.

Our European operations are denominated in local currency, and we have unhedged transaction exposures in these currencies. We have not entered into any forward foreign exchange contracts for speculative, trading or other purposes.

                                    BUSINESS

OVERVIEW

We develop pharmaceuticals for treating and preventing cancer and provide contract research services to other companies developing anticancer drugs. We have a portfolio of seven anticancer products in clinical development and several preclinical stage products. We built this portfolio by in-licensing and acquiring product candidates developed by others and do not conduct early-stage drug discovery research ourselves. We recently completed a pivotal clinical trial in chronic lymphocytic leukemia, or CLL, for our most advanced product candidate, CAMPATH(R). A pivotal clinical trial produces data from human patients to enable the FDA to determine whether to approve a product for sale. We are developing CAMPATH(R) in partnership with LeukoSite. The results of this trial should enable the partnership to complete by the end of 1999 the filing with the FDA for marketing approval. The FDA has granted CAMPATH(R) fast-track status, requiring agency review to be completed within six months from acceptance of the filing. In August 1999 the partnership licensed worldwide marketing rights (except for Japan and East Asia) for CAMPATH(R) to Schering.

We operate through two subsidiaries: ILEX Products, through which we develop our own portfolio of anticancer compounds, and ILEX Services, which is our full service CRO. ILEX Services manages the preclinical research and clinical trials for our own product candidates as well as oncology products being developed by other companies. In addition to building our expertise in cancer drug development, our CRO business generates revenue, reduces our cost to perform our own research and development, and gives us access to product in-licensing opportunities.

OUR MARKET

Cancer encompasses a large number of discrete diseases that afflict many different parts of the human body. The diversity of cancer diseases and their overall prevalence create a large need for new and improved treatments. Cancer is the second leading cause of death in the U.S. It is estimated that one in three Americans will be diagnosed with cancer at some point in their lives. The worldwide oncology drug market was estimated at $16 billion in 1998, representing 15% growth from 1997. This market is not saturated, with novel treatments often enjoying premium pricing and rapid market acceptance.

Cancer is characterized by uncontrolled cell division resulting in the growth of a mass of cells commonly known as a tumor. Cancer cells, if not eradicated, can spread, or metastasize, throughout the body. Cancerous tumors can arise in almost any tissue or organ. Cancer is believed to occur as a result of a number of factors, including genetic predisposition, environmental agents and irradiation. These factors may adversely affect the ability of cells to regulate normally their own growth and division.

There are approximately 475 investigational agents currently in clinical development for treating patients with cancer. This number is higher than at any time in history. Many of these agents are being developed for treatment of advanced disease. Due to the life-threatening nature of cancer, the FDA has adopted fast-track procedures for accelerating the approval of oncology agents, thereby reducing the amount of time required to bring such agents to market. Under these procedures, an oncology drug can be approved for marketing prior to Phase III if it is shown to shrink tumors in Phase II studies and if the developing company commits to performing and completing Phase III trials after the approval.

Other fundamentals of the oncology market that are particularly advantageous for us include:

- in-licensing opportunities created by a trend among large pharmaceutical companies to concentrate commercialization efforts on products with larger market potential than most disease-specific anticancer drugs;

- favorable pricing and reimbursement for oncology drugs, with some novel agents commanding $6,000 to $15,000 per course of therapy; and

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

- a highly concentrated population of oncologists and hematologists which allows a small sales force to be effective.

Treatment of Cancer. The three most prevalent methods of treating patients with cancer are surgery, radiation therapy and chemotherapy. A cancer patient often receives a combination of two or all three of these treatment methods. Surgery and radiation therapy are generally effective in patients in which the disease has not yet spread (metastasized) to other tissues or organs. Chemotherapy is the principal treatment for tumors that have metastasized. The purpose of chemotherapy is to interfere with the molecular and cellular processes that control the development, growth and survival of malignant tumor cells. Chemotherapy involves the administration of cytotoxic drugs, which are designed to kill cancer cells, or the administration of hormone analogs to either reduce the production of, or block the action of, certain hormones (such as estrogens and androgens) which affect the growth of tumors. In many cases, chemotherapy involves the administration of several different drugs in combination. Because chemotherapeutic agents generally attack rapidly dividing cells indiscriminately, damaging normal as well as cancerous cells, use of such agents often has adverse effects.

Prevention of Cancer. There are a number of conditions which can currently be diagnosed and which predispose an individual to developing cancer. For example:

- actinic keratosis, a type of sun-induced skin lesion, often progresses to skin cancers;

- recurrent colon polyps can lead to colon cancer;

- Barrett's esophagus is regarded as a precursor to esophageal cancer; and

- individuals who have had a local tumor removed are at high risk for having a second tumor.

We are developing a number of chemoprevention agents, which are intended to be well-tolerated oral therapies aimed at preventing the occurrence, progression or recurrence of cancer. As long term therapies, these chemoprevention agents address new markets that could be substantially larger than most acute care cancer products. The market potential for chemoprevention agents is increasing as more genetic and other diagnostic tests become available to identify people at risk of developing cancer. Although long term studies are usually needed to prove that a drug can prevent cancer, our strategy is to seek marketing approval based upon effectively treating a precancerous condition or preventing the recurrence of cancer, thereby shortening the approval process.

STRATEGY

Our objective is to be a leading oncology drug company. We plan to market or co-market our own products in the future and become an oncology-focused specialty pharmaceutical company. Our strategy consists of the following elements:

  Focus on the Expanding Cancer Market

The worldwide oncology drug market was estimated at $16 billion in 1998, representing 15% growth from 1997. Despite the enormous effort undertaken by the pharmaceutical industry to develop oncology products, cancer remains the second leading cause of death in the U.S. and remains a largely unmet medical need. In the U.S., over 1.2 million new cancer cases are diagnosed each year and 565,000 patients die each year of cancer. Given the life-threatening nature of cancer, the FDA has adopted fast-track procedures, requiring agency review to be completed within six months, to accelerate approval of oncology agents. These factors combine to create a major opportunity for cancer drug development and for providing oncology CRO services.

  Use Our Expertise to Identify and In-License Compounds

We use the expertise of our management and scientific team and Scientific Advisory Board, along with the relationships we have developed through our CRO business, to identify and in-license anticancer products.

We focus on in-licensing compounds that have previously shown anti-tumor activity in preclinical or early clinical studies. We do not conduct extensive early-stage drug discovery. We believe that many of the approximately 475 cancer drugs in clinical development worldwide may become available for in-licensing or equity participation by ILEX or other market participants because:

- industry consolidation has caused pharmaceutical and biotechnology companies to prioritize research and development programs, resulting in numerous licensing opportunities;

- an anticancer compound's market potential can be underestimated if evaluated based on its initial indication; and

- large development companies sometimes consider the market potential of certain of these compounds to be too small.

  Reduce Risk by Developing a Broad Portfolio of Products

We are developing multiple products simultaneously, which reduces our exposure to the impact of any single product failure and increases our flexibility to eliminate programs we deem less promising. We believe our portfolio approach increases the likelihood that we will successfully develop pharmaceutical products.

  Form Strategic Collaborations to Support Development and Commercialization of Our Products

We often deem it advantageous to partner with large pharmaceutical and biotechnology companies to obtain funding and marketing support for our development activities. These collaborations generally:

- enable us to develop a greater number of products than otherwise would be possible;

- lower the substantial financial investment that is required of us to develop our oncology drugs; and

- provide us with domestic and international marketing and sales expertise for our partnered products once approved.

  Offer a Full Range of Oncology CRO Services

We believe we are the largest full service provider of CRO services focused predominantly on oncology. The range of specialized preclinical research and clinical trial services we offer includes chemistry and toxicology services, small-scale manufacturing, design of clinical protocols, organization and monitoring of clinical trials and preparation of regulatory submissions. We believe that our oncology expertise accelerates the drug development process for our clients, increases the probability of obtaining regulatory approval and makes us an attractive option for a company seeking a CRO to develop a cancer drug.

  Use Our CRO Business to Generate In-licensing Opportunities and Lower Our Own Development Costs

We believe our CRO business is highly complementary to our ILEX Products business. In addition to building our cancer drug development expertise and generating revenue, our CRO business enhances our ability to:

- monitor oncology drug development trends;

- improve our overall drug development and regulatory filing capabilities;

- identify novel compounds to in-license or acquire (CAMPATH(R), SR-45023A and ILX-295501 are examples of compounds in-licensed as a result of our CRO); and

- spread overhead and development costs that would otherwise have to be supported entirely out of our internal research and development budget.

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

ILEX PRODUCTS

We have seven drugs in clinical development and several product candidates in late preclinical research. All of our product rights were either acquired or in-licensed. We follow a disciplined approach to product acquisition and development:

- we only in-license product candidates that have shown strong preclinical or human efficacy results;

- we only develop drugs that are patent protected, have patents pending, or can qualify for orphan drug designation;

- we do not perform early-stage research;

- we advance products into Phase II trials only if promising efficacy results are seen in Phase I trials; and

- we seek partners when deemed appropriate to share the cost and risk of developing and commercializing our products.

The following table summarizes the potential therapeutic indications, development status and marketing rights for our clinical and preclinical product candidates.

----------------------------------------------------------------------------------------------------------------
           PRODUCT            INDICATION(S)                      STATUS                       MARKETING RIGHTS
----------------------------------------------------------------------------------------------------------------
  CAMPATH(R)(1)               Chronic Lymphocytic Leukemia       BLA Filing in Process      Schering AG
                              Non-Hodgkin's Lymphoma             Phase II
                              Organ Transplant Rejection         Phase II
                              Multiple Sclerosis                 Phase II
  Eflornithine(2)             Superficial Bladder Cancer         Phase III                  ILEX
                              Non-Melanoma Skin Cancer           Phase III
                              Recurrent Colon Polyps             Phase IIb
                              Barrett's Esophagus                Phase II
                              Prostate Cancer                    Phase II
  Oxypurinol                  Symptomatic Hyperuricemia          Initiating Pivotal         ILEX
  ILX-295501(3)               Non-Small Cell Lung Cancer         Phase II                   Lilly/ILEX
                              Ovarian Cancer                     Phase II
                              Kidney Cancer                      Phase II
                              Melanoma                           Phase II
  Aminopterin                 Refractory Endometrial Cancer      Phase II                   ILEX
                              Acute Leukemia                     Phase II
  SR-45023A(4)                Solid Tumors                       Phase I                    Symphar/ILEX
  ILX23-7553                  Solid Tumors                       Phase I                    ILEX
  Angiogenesis Inhibitors                                                                   ILEX
     Arresten                 Solid Tumors                       Preclinical
     Restin                   Solid Tumors                       Preclinical
     Canstatin                Solid Tumors                       Preclinical
     Tumstatin                Solid Tumors                       Preclinical
     Apomigren                Solid Tumors                       Preclinical
     NM-3                     Solid Tumors                       Preclinical
     THP-Dox                  Solid Tumors                       Preclinical

(1) We formed a joint venture with LeukoSite to develop CAMPATH(R). The joint venture has granted worldwide marketing rights, except for Japan and East Asia, to Schering and retained co-promotion rights in the U.S.
(2) The National Cancer Institute is co-sponsoring certain eflornithine clinical studies.
(3) ILEX has in-licensed this compound from Eli Lilly. Eli Lilly can repurchase our rights to ILX-295501 after Phase II trials with ILEX retaining a royalty interest.
(4) SR-45023A is being developed in collaboration with Symphar SA.

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

Our product development activities are managed by employees of ILEX Services and by employees that became a part of ILEX through our acquisition of Convergence. The former Convergence employees remain focused on developing our angiogenesis inhibitors. We have spent approximately $3.6 million, $6.7 million, and $15.5 million on research and development for 1996, 1997 and 1998, respectively.

  CAMPATH(R)

Our most advanced product candidate, CAMPATH(R), is a humanized monoclonal antibody, in development for treating CLL in patients who have failed currently available drug therapies. CLL is the most common form of adult leukemia. We are developing CAMPATH(R) through L&I Partners, a 50/50 joint venture with LeukoSite. In addition to CLL, the partnership is pursuing other potential cancer and non-cancer related therapeutic applications for CAMPATH(R) including non-Hodgkin's lymphoma, multiple sclerosis and organ transplant rejection. The product will be marketed worldwide (excluding Japan and East Asia) by Schering.

CAMPATH(R) binds to cancer cells expressing the CD52 antigen. CAMPATH(R) acts as a marker enabling a patient's immune system to recognize and destroy the cancer cells to which it binds. Because the CD52 antigen is not expressed on bone marrow stem cells, CAMPATH(R) selectively destroys lymphocytes while sparing healthy stem cells.

Market Opportunity. CLL is the most prevalent form of adult leukemia. Although the disease progresses slowly, most patients who contract CLL ultimately die from their disease. On average, patients survive six to nine years after initial diagnosis. However, when patients no longer respond to chemotherapy, life expectancy for most patients is generally six to nine months. Currently, the two standard treatments for CLL are alkylating agents and fludarabine phosphate (Fludara), a nucleoside analog. Although initially effective, patients eventually become resistant to these drugs leaving no alternative approved treatments.

Approximately 120,000 patients currently suffer from CLL in the U.S. and Europe. Approximately 20,000 patients in the U.S. and Europe develop CLL each year, and it is estimated that an equivalent number become resistant to chemotherapy. In addition to CLL, CAMPATH(R) has shown activity in patients:

- with non-Hodgkin's lymphoma (NHL) -- approximately 100,000 patients in the U.S. and Europe develop this disease each year, and there are approximately 560,000 patients currently suffering with this disease;

- with multiple sclerosis (MS), which afflicts approximately 700,000 patients in the U.S. and Europe; and

- who need organ transplants -- approximately 20,000 patients undergo solid organ transplants in the U.S. each year.

Development Status and Clinical Data. A pivotal Phase II trial was completed with CAMPATH(R) in early 1999 in CLL patients who had been previously treated with an alkylating agent and failed Fludara. In the trial:

- patients received an intravenous infusion of CAMPATH(R) three times per week for a four to twelve week period;

- the dose was stepped up during the first week and patients received preventive anti-infective drugs;

- the primary endpoint was complete and partial response rate as defined by published NCI definitions. Responses were determined by a review board of CLL experts who did not participate in the trial; and

- patient enrollment was completed in just four months, indicative of the unmet need for the patients targeted in the trial.

The results from the pivotal trial showed that of the 93 patients who had failed chemotherapy, 31 (or 33%) achieved a complete or partial response. Furthermore, an additional 55 patients (or 59%) had their

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

disease stabilized. The FDA had previously told us that a response rate of 20% or greater would be considered an important medical advance in this patient population.

Although median survival has not yet been reached, median survival already exceeds 15 months, substantially higher than the six to nine months generally observed in this patient population.

We believe, based on discussions with the trial investigators, that the safety profile of CAMPATH(R) indicated in the trial is an acceptable endstage for CLL patients. Adverse effects were mostly mild to moderate infusion-related symptoms. Reduction in white blood cell counts and platelets was also observed in most patients. Approximately 20% of patients in the trial had a serious infection. It should be noted, however, that low white blood cell counts, low platelets and infections are commonly observed in this patient population. In fact, serious infection is the most common cause of death in CLL patients.

The results of these trials were consistent with two additional Phase II trials conducted previously in a total of 76 CLL patients who had received prior chemotherapy. The response rate in those studies as determined by an independent review board was also 33%. Median survival was 21 months.

The first two parts of the BLA for marketing approval in the U.S. have been filed with the FDA, and L&I Partners plans to file the final part of the BLA by the end of 1999. The FDA has designated CAMPATH(R) for fast-track development, clearing the way for expedited review of our application for marketing approval in the U.S. L&I Partners plans to file for marketing approval in Europe during the first six months of 2000.

CAMPATH(R) is currently being distributed on a compassionate use basis. Additional CLL studies are in progress exploring the use of CAMPATH(R) in previously untreated patients, in patients with minimum residual disease and in combination with Fludara. Studies are also in progress in patients with NHL. Other studies are being organized in patients with MS or organ transplants.

The following are results of some of the published studies that have been conducted with CAMPATH(R):

- Previously untreated CLL. Eight of the first nine patients (89%) treated in a study of previously untreated CLL patients had a complete or partial response to CAMPATH(R).

- Non-Hodgkin's lymphoma (NHL). CAMPATH(R) demonstrated a 20% response rate in a group of 50 patients with NHL who had received extensive prior chemotherapy. In this study, four of eight patients (50%) with T-cell lymphoma had a complete or partial response.

- Multiple sclerosis (MS). In a study of 29 patients with secondary progressive MS treated with CAMPATH(R), no clinical relapses were observed in these patients from two months following CAMPATH(R) treatment out to the end of the 18-month observation period. In addition, no new MRI-enhancing lesions were observed during the study.

- Organ transplant rejection. Thirty-one patients receiving a kidney transplant were treated with CAMPATH(R) followed by low dose cyclosporine (approximately half the normal dose) and without steroids or other immunosuppressive agents. The investigator reported an acute rejection rate of less than 15% compared to a normal rejection rate of 30 to 40%, with a patient follow-up of up to 24 months.

Partners. We and LeukoSite, our development partner, have formed an equally-owned joint venture, L&I Partners, L.P., to develop CAMPATH(R). L&I Partners licensed CAMPATH(R) from LeukoSite, which licensed the compound from a third party.

On August 24, 1999, L&I Partners signed a worldwide marketing partnership agreement with Schering AG for CAMPATH(R), excluding Japan and East Asia. Schering and its U.S. affiliate, Berlex Laboratories, Inc., have extensive experience and strategic interest in CLL as the marketers of Fludara, one of the leading drugs for the treatment of patients with CLL. The material terms of the agreement are:

- up to $30.0 million in up-front and milestone payments payable by Schering to L&I Partners;

- 67% of net profits from sales in the U.S. will be split evenly between LeukoSite and us, and 33% to Berlex, Schering's U.S. affiliate;

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

- net profits from sales are determined after allowing for sales and marketing expenses and costs of additional CLL trials and clinical trials to support new indications for CAMPATH(R), currently anticipated to include non-Hodgkin's lymphoma, multiple sclerosis and organ transplant rejection. Our share of these development and sales and marketing expenses is anticipated to be approximately $10.0 million to $15.0 million over the next 24 months;

- for sales outside the U.S., L&I will receive approximately the same profit split in the form of royalty payments from Schering;

- L&I Partners has co-promotion rights; and

- L&I Partners will receive additional payments if milestones for non-oncology indications are met.

Of the $30.0 million in up-front and milestone payments, L&I Partners is required to pay $5.3 million to a third party from whom LeukoSite licensed CAMPATH(R). In addition, L&I Partners is required to pay certain royalties to this third party.

L&I Partners has also entered into an agreement with Boehringer Ingleheim Pharma KG for the manufacture of CAMPATH(R).

Proprietary Position. L&I Partners obtained an exclusive, worldwide sublicense to CAMPATH(R) in April 1997. CAMPATH(R) is protected by five patents issued in the U.S., major European countries, Australia, Canada and New Zealand. Patent applications are pending in Denmark, Japan and South Africa. The European patent issued in February 1989 and the U.S. patent in December 1998. In addition, CAMPATH(R) was granted orphan drug status in late 1997.

  Eflornithine

Eflornithine is an inhibitor of ornithine decarboxylase, or ODC, an enzyme elevated in most tumors and pre-malignant lesions. Eflornithine is potentially effective both as a preventive therapy in early-stage, precancerous disease conditions and as a treatment to prevent recurrence of cancer. We believe that, as an oral agent, eflornithine has the potential to be used as a long-term therapy. We are currently developing eflornithine for the treatment of patients with superficial bladder cancer. We are also investigating eflornithine for use in various premalignant conditions in collaboration with the NCI.

Market Opportunity. Approximately 140,000 people in the U.S. have recurrent, superficial bladder cancer and 54,000 new cases of bladder cancer are diagnosed per year. Standard treatment for newly diagnosed cases is surgery. However, 40 to 50% of the cancers recur within two years. Many of these patients are candidates for therapeutic measures aimed at preventing the recurrence of their bladder tumors after surgery.

There are several other conditions that could benefit from a chemoprevention agent. Examples of these conditions include recurrent colon polyps, a precursor to colon cancer (which afflicts a total of approximately 800,000 patients in the U.S. and Europe), and Barrett's esophagus, a precursor to esophageal cancer (which afflicts approximately 25,000 new patients in the U.S. and Europe each year). In addition, non-melanoma skin cancer afflicts approximately 1,000,000 new patients in the U.S. each year who could benefit from an agent that prevents recurrence.

Development Status and Clinical Data. In collaboration with the NCI, in April 1999 we initiated a pivotal Phase III trial of eflornithine in patients that have been treated for superficial bladder cancer. The double-blind, placebo-controlled, 400-patient trial is evaluating time to recurrence as its primary endpoint. As of October 1999, 35 clinical sites have been opened for patient enrollment.

We are also working with the NCI and independent investigators to evaluate eflornithine in non-melanoma skin cancer (Phase III), recurrent colon polyps (Phase IIb), Barrett's esophagus (Phase II) and prostate cancer (Phase II).

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

In Phase I and II trials for the treatment of various cancers, eflornithine was well tolerated when taken orally for up to one year. Eflornithine was shown in published clinical trials to reverse premalignant conditions before they become cancerous and to be active in treating early-stage cancers before they progress. For example, eflornithine has been shown to reverse cervical dysplasia (a precursor of cervical cancer), reduce the number of actinic keratosis lesions (a precursor to skin cancer) and normalize ODC levels in tumor tissue in patients with superficial bladder cancer.

Proprietary Position. In August 1995 we obtained an exclusive, worldwide license to patents held by Marion Merrell Dow Inc. covering the composition and use of eflornithine for the treatment of cancer and various parasitic infections. Five of these patents have issued in the U.S., and expire from August 2000 through March 2014. In addition, we have filed seven patent applications for the use of eflornithine alone and in combination with other drugs to treat and to prevent various cancers and for certain novel formulations.

  Oxypurinol

Oxypurinol is the only non-cancer product candidate in our pipeline. We acquired the rights to oxypurinol as part of a broader agreement with Burroughs Wellcome in 1995. Given the promising clinical results seen with this product candidate, we decided to pursue development despite targeting a disease outside oncology.

We are developing oxypurinol for treatment of symptomatic hyperuricemia, or gout, in allopurinol intolerant patients. Gout is caused by elevated uric acid levels. Gout is often very painful for the patient and can develop into a crippling, chronic condition. The only currently available treatment for the cause of gout is allopurinol. Oxypurinol is the active metabolite of allopurinol, a xanthine oxidase inhibitor. Approximately 3 to 5% of patients receiving allopurinol develop an intolerance to the drug. This intolerance may be severe and, in some cases, can result in death. Oxypurinol is the only alternative xanthine oxidase inhibitor to allopurinol for these patients. We have been distributing oxypurinol on a compassionate use basis since 1995.

Market Opportunity. We believe approximately 50,000 to 90,000 of the approximately 2.5 million gout patients in the U.S. are intolerant to allopurinol and would benefit from oxypurinol.

Development Status and Clinical Data. We have designed, in consultation with the FDA, a pivotal Phase II trial of oxypurinol in gout patients who have become intolerant to allopurinol. We are in the process of organizing this trial, and expect to begin enrollment in early 2000.

In a study of 237 patients who received oxypurinol under a compassionate use program, serum uric acid reduction was statistically significant and 83% of these allopurinol-intolerant patients tolerated oxypurinol well. Performance status and pain levels were improved in most patients for whom data was available.

Proprietary Position. In March 1995 we obtained an exclusive, worldwide license to technology held by Burroughs Wellcome related to the synthesis and use of oxypurinol. Oxypurinol is not protected by patents, but we have been granted orphan drug status that will protect the drug for seven years following FDA marketing approval.

  Other Clinical Candidates

ILX-295501. ILX-295501 is a novel sulfonylurea compound. ILX-295501 has demonstrated in vivo anti-tumor activity against a broad spectrum of solid tumors. Multiple Phase I trials were conducted by Eli Lilly where responses were observed in patients with either non-small cell lung, kidney or bladder cancers. The recommended dosing schedule for Phase II trials was established in these trials. We have initiated four Phase II trials in patients with melanoma, ovarian, non-small cell lung and kidney cancer.

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

We licensed ILX-295501 from Eli Lilly in February 1999. As part of our agreement:

- Eli Lilly purchased $2.5 million of our common stock;

- we agreed to conduct the four Phase II trials discussed above;

- at the end of Phase II trials, Eli Lilly has the option to purchase our rights to ILX-295501 for an up-front fee and future royalties; and

- if Eli Lilly does not exercise its buy-back option, we can obtain an exclusive, worldwide license by paying Eli Lilly a commercial opportunity fee, milestone payments and royalties.

This compound is covered by a composition of matter patent issued in the U.S. and major international markets.

Aminopterin. Aminopterin is an anti-folate in the same family as methotrexate, a widely used anticancer drug. This family of cancer drugs kills cells by interfering with their ability to synthesize DNA. We are developing aminopterin in Phase II trials for metastatic endometrial cancer resistant to methotrexate and other drugs. In addition, a Phase II trial in acute lymphocytic leukemia is ongoing under a physician investigational new drug study. Based on the results of these trials, we will determine whether to proceed with additional trials. Aminopterin has received orphan drug status, and a method-of-use patent application has been filed in the U.S.

SR-45023A. SR-45023A is a novel, orally active bisphosphonate ester derivative. Unlike other members of the bisphosphonate class, SR-45023A appears to work by inducing programmed cell death (apoptosis) in tumor cells. SR-45023A has exhibited antitumor activity in preclinical tumor models, including in a number of chemoresistant cell lines. The drug was well tolerated in Phase I trials in healthy volunteers. We initiated two additional Phase I trials in patients with a variety of solid tumors in the first half of 1999.

We believe that, if successful, SR-45023A may be used broadly in a variety of cancers, including ovarian, breast, colon and prostate cancer, and in combination with other forms of chemotherapy. Because of its apparent selectivity for neoplastic cells and its low toxicity, we believe that SR-45023A may also find a role as a chemoprevention agent.

SR-45023A was originally discovered by Symphar SA, a Swiss biotechnology company. In September 1998, we entered into a co-development agreement with Symphar pursuant to which we obtained an equity interest in the compound of at least 30% and have the right of first negotiation for an exclusive worldwide license. The compound is covered by a composition of matter patent.

ILX23-7553. ILX23-7553 is a vitamin D(3) analog. Vitamin D(3) is known to kill cancer cells in animal models of prostate, head-and-neck and breast cancers. However, vitamin D(3) therapy also causes high blood calcium levels (hypercalcemia), which can lead to confusion, constipation, nausea or even coma or death. At therapeutic concentrations, ILX23-7553 appears to cause substantially less hypercalcemia. We expect to develop ILX23-7553 as both an acute care cancer therapy and a chemoprevention agent.

In March 1999 we initiated the first Phase I trial. We plan to initiate two additional Phase I trials with different dosing schedules in patients with cancer. We expect these trials to be followed by a Phase I or II trial of the compound in combination with chemotherapy. The compound is covered by a composition of matter patent.

  Preclinical Angiogenesis Inhibitors

We believe we have one of the most extensive portfolios of drug candidates that inhibit angiogenesis, the formation of new blood vessels that supply oxygen and nutrients to tumors. Angiogenesis inhibitors help block this formation of new blood vessels that tumors require to grow or to recover from chemotherapy or radiation.

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

In July 1999 we purchased Convergence, a private company with a portfolio of novel angiogenesis inhibitors. The pipeline includes five novel proteins and one small molecule with broad anti-angiogenic properties. We believe our angiogenesis inhibitors:

- inhibit multiple different growth factors produced by the endothelial cells that line new blood vessels (not just vascular endothelial growth factor, or VEGF);

- are specific to new blood vessel cells;

- are potent at stopping the growth of these cells; and

- can be readily manufactured.

The product candidates we acquired in the Convergence transaction are covered by 16 pending patent applications.

In addition to the Convergence technology, ILEX has rights to another patented angiogenesis inhibitor, THP-Dox. THP-Dox is based on a novel drug delivery technology, which links a tumor homing peptide (THP) to one of the most widely used chemotherapy drugs, doxorubicin. The tumor homing peptide binds specifically to a receptor on blood vessels that feed tumors, thereby delivering doxorubicin directly to the tumor site. THP-Dox works by destroying the blood vessels that feed the tumor, thereby starving the tumor itself. We believe THP-Dox may be effective in treating a variety of solid tumors (breast, colon, lung, prostate, kidney, etc.)

We hope to initiate clinical trials with two of these product candidates in the year 2000.

  In-Licensing Agreements

As a part of our business strategy, we actively seek to expand our product portfolio. Historically, we entered into exclusive licensing arrangements with a number of universities, research institutions, biotechnology companies and pharmaceutical companies. Our in-license agreements generally require us to develop the compounds and technologies licensed. Each license requires us to pay royalties on sales of products covered by that license, ranging from 3 to 12.5% of net sales and, in several instances, minimum annual royalty payments. All of our licenses provide that the licensor may terminate the license if we breach our obligations under the license or, in some instances, if we become insolvent or file bankruptcy. In addition, some of our licenses will terminate if we do not achieve certain development milestones by specified dates or make payments extending these dates. We intend to continue our licensing program, focusing on clinical stage oncology compounds.

OUR CRO BUSINESS

We believe ILEX Services is currently the only full service provider of CRO services focused predominantly on oncology. We offer a full range of specialized preclinical research and clinical trial services, including chemistry and toxicology services, small-scale manufacturing, design of clinical protocols, organization and monitoring of clinical trials and preparation of regulatory submissions. We believe that our oncology expertise accelerates the drug development process for our clients, increases the probability of obtaining regulatory approval and makes us an attractive option for a company seeking a CRO to develop a cancer drug. In addition, ILEX Services provides CRO services on a contract basis to ILEX Products and has been the source of three of the products we now have in clinical development.

We work closely with prestigious cancer research institutions and groups that give us access to top oncology clinical expertise. Our Board of Directors includes Dr. Daniel Von Hoff, president of the American Association for Cancer Research, and Dr. Joseph Bailes, president of the American Society of Clinical Oncology. In addition, we have a strong relationship with CTRC Research, our largest stockholder. CTRC Research has one of the largest oncology Phase I trial organizations in the U.S. We also have strong historical ties with US Oncology, Inc., the largest oncology physician practice management organization in the U.S., whose physicians see approximately 13% of the new cancer patients in the U.S. annually. Our relationships with these groups give us access to a significant number of patients for enrollment into clinical trials. We believe that our oncology focus combined with these relationships make us an attractive option for companies selecting a CRO to develop a cancer drug. In addition, these relationships put us in a strong position to identify and license novel anticancer drugs for development.

There are approximately 475 cancer drugs currently in clinical development worldwide. This number is higher than at any time in history. Companies developing oncology drugs face unique challenges related to conducting cancer trials, therefore increasing the need for CROs with oncology expertise. Because patients are increasingly being treated by physicians in community practice rather than at teaching institutions, the traditional clinical trial sites often cannot provide sufficient numbers of patients. With the FDA approving new oncology drugs more rapidly and the large number of oncology drugs currently in development, it is critical that clinical trial designs take into account competing clinical trials and changing treatment practices.


Our CRO revenue grew from $5.9 million in 1997 to $9.7 million in 1998 and was $9.5 million in the first nine months of 1999. Our client list includes more than 40 biotechnology and pharmaceutical companies, currently conducting approximately 100 preclinical studies and clinical trials with us. For the year ended December 31, 1998, and the nine months ended September 30, 1999, our top five CRO customers accounted for 85% and 62%, respectively, of our CRO revenue. The loss of business from a significant client could materially harm our business and financial condition.


                            Strategic Planning Chart

  Preclinical Services

Chemistry and Manufacturing. Oncology drugs are complex, toxic molecules that can be difficult to synthesize and require special handling procedures. We manufacture bulk drug products for preclinical studies and clinical trials at our approximately 9,000 square foot cGMP facility which was specifically designed to handle such toxic materials. In addition, we provide support activity for preclinical drug development including:

- formulation development;

- stability testing of drug candidates; and

- fill, finish and package on a small scale.

Toxicology. We design and perform drug safety studies that satisfy regulatory requirements and support the intended clinical dosing regimens to be used in clinical trials. We conduct toxicology studies in a laboratory on the campus of The University of Texas Health Science Center at San Antonio, or UTHSCSA.

  Clinical Services

Our experience in oncology adds value for our clients by accelerating the development process. We accomplish this by:

- offering strategic planning throughout the product development process;

- consulting on clinical trial design;

- accelerating patient accrual through our associations with leading cancer treatment institutions and providers and appropriate site selection;

- enhancing data collection by using experienced clinical research associates;

- providing experienced project leadership; and

- maintaining regular communication and a positive relationship with the FDA.

We provide management of clinical trials. Our project teams have substantial oncology experience and can develop a strategic plan focused on eventual market approval. Service elements within clinical trials management include:

- protocol design;

- study site identification;

- investigator recruitment;

- clinical study budgeting and agreements;

- site initiation and training;

- site monitoring;

- independent response reviews;

- medical monitoring and serious adverse event reporting;

- regulatory affairs consulting services; and

- preparation of regulatory submissions.

Because fewer than 5% of adult cancer patients in the U.S. participate in clinical trials, affiliations with sites are a key criteria to our success. We have access to leading sites and investigators through our relationships with CTRC and US Oncology, which enroll large numbers of oncology patients into clinical trials. We also work to streamline many processes through continued experience with these organizations.

  Strategic Alliances of Our CRO Business

CTRC Research. We began operations in 1994, after the transfer of drug development programs, intellectual property rights and commercial opportunities from CTRC Research. CTRC Research was formed as part of a program begun by Cancer Therapy and Research Center of South Texas, or CTRC, a regional cancer treatment and research center located in San Antonio, Texas. CTRC was founded in 1972 and today, in conjunction with the UTHSCSA, is an NCI-designated Comprehensive Cancer Center, one of two in the state of Texas. Under the leadership of Charles Coltman, Jr., M.D., Co-Chairman of our Scientific Advisory Board, CTRC has become known for its expertise in clinical research. Dr. Coltman is also Chairman of the Southwest Oncology Group. Daniel Von Hoff, M.D., the other Co-Chairman of our Scientific Advisory Board, was appointed Director of Research at CTRC in 1988. In 1991, under the direction of Dr. Von Hoff, CTRC established the Institute for Drug Development, or IDD, under a Program Agreement with the UTHSCSA, with the mission of accelerating the development of oncology drugs. Primarily through the efforts of Dr. Von Hoff, IDD has since established one of the largest groups in the U.S. for conducting Phase I clinical trials of oncology drugs. CTRC and CTRC Research and their related entities have had some level of participation in the clinical development of a majority of the U.S. anticancer drugs developed over the past ten years.

Following this offering, CTRC Research will own approximately 11.4% of our common stock.

CTRC Research provides technical assistance to us on a fee-for-service basis. We expect to continue to engage CTRC Research to conduct clinical studies of ILEX's products, enabling us to receive timely feedback regarding the efficacy and safety of new drugs.

IMPATH. In September 1999 ILEX Services sold $5.0 million of its preferred stock (convertible beginning in September 2000, or earlier upon the occurrence of certain events, into 290,867 shares of our common stock) to IMPATH Inc. IMPATH is a leading source of cancer information and analysis with a database of more than 475,000 analyzed cases to date. IMPATH uses sophisticated technologies to provide patient-specific cancer diagnostic and prognostic information to pathologists, oncologists, and transplant centers. As part of the transaction, IMPATH will become our preferred provider of these services.

We believe that our association with IMPATH will optimize our clinical trial design capabilities. The molecular pathology services and cancer outcomes database offered by IMPATH should allow us to more effectively identify appropriate patients for clinical trials and thereby achieve better outcomes.

GOVERNMENT REGULATION

The design, research, development, testing, manufacture, labeling, promotion, marketing, advertising and distribution of drug products are extensively regulated by the FDA in the U.S. and similar regulatory bodies in other countries. The steps ordinarily required before a new drug may be marketed in the U.S., which are similar to steps required in most other countries, include:

- preclinical laboratory tests, preclinical studies in animals, formulation studies and the submission to the FDA of an investigational new drug, or IND, application for a new drug;

- adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication;

- the submission of an NDA to the FDA; and

- FDA review and approval of the NDA.

Preclinical tests include laboratory evaluation of product chemistry toxicity and formulation, as well as animal studies. The results of preclinical testing are submitted to the FDA as part of an IND application. A 30-day waiting period after the filing of each IND application is required prior to the commencement of clinical testing in humans. At any time during this 30-day period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials until the FDA authorizes trials under specified terms. The IND application process may be extremely costly and substantially delay development of our products. Moreover, positive results of preclinical tests will not necessarily indicate positive results in subsequent clinical trials.

Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. During Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to:

- assess the efficacy of the drug in specific, targeted indications;

- assess dosage tolerance and optimal dosage; and

- identify possible adverse effects and safety risks.

If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

After successful completion of the required clinical trials, an NDA is generally submitted. The FDA may request additional information before accepting an NDA for filing, in which case the application must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA reviews the application and responds to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an appropriate advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee.

If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter or an "approvable" letter. An approvable letter will usually contain a number of conditions that must be met in order to secure final approval of the NDA and authorization of commercial marketing of the drug for certain indications. The FDA may also refuse to approve the NDA or issue a not approvable letter, outlining the deficiencies in the submission and often requiring additional testing or information.

The FDA may designate a product as an "orphan drug" if the drug is intended to treat a rare disease or condition. A disease or condition is considered rare if it affects fewer than 200,000 people in the U.S., or if it affects more than 200,000 people but will be sold for less money than it will cost to develop. If a sponsor obtains the first FDA marketing approval for a certain orphan drug, the sponsor will have a seven-year exclusive right to market the drug for the orphan indication.

The manufacturers of approved products and their manufacturing facilities are subject to continual review and periodic inspections. Because we currently intend to contract with third parties for commercial scale manufacturing of our products, our ability to control compliance with FDA requirements will be limited.

Approved drugs and manufacturing facilities are subject to ongoing compliance requirements. Identification of certain side effects or the occurrence of manufacturing problems after any of our drugs are on the market could cause subsequent withdrawal of approval, reformulation of the drug, and additional preclinical studies or clinical trials.

Outside the U.S., our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the complexities associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union, or the EU, procedures are available to companies wishing to market a product in more than one member state.

Under a new regulatory system in the EU, marketing authorizations may be submitted at either a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology products and high technology products and available at the applicant's option for other products. The centralized procedure provides for the grant of a single marketing authorization that is valid in all EU member states. The decentralized procedure is available for all medicinal products that are not subject to the centralized procedure. The decentralized procedure provides for mutual recognition of national approval decisions, changes existing procedures for national approvals and establishes procedures for coordinated EU actions on products, suspensions and withdrawals. Under this procedure, the holder of a national marketing authorization for which mutual recognition is sought may submit an application to one or more EU member states, certify that the dossier is identical to that on which the first approval was based or explain any differences and certify that identical dossiers are being submitted to all member states for which recognition is sought. Within 90 days of receiving the application and assessment report, each EU member state must decide whether to recognize approval. The procedure encourages member states to work with applicants and other regulatory authorities to resolve disputes concerning mutual recognition.

Lack of objection of a given country within 90 days automatically results in approval from the member state.

We will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. However, the chosen regulatory strategy may not secure regulatory approvals or approvals of the chosen product indications. L&I Partners intends to file for European regulatory approval for the use of CAMPATH(R) for CLL in parallel with its U.S. and Canadian regulatory filings.

One element of our strategy is to develop chemoprevention agents that may prevent the progression of cancer. The clinical development path for chemoprevention agents is uncertain and may require long-term clinical studies.

PATENTS AND PROPRIETARY RIGHTS

Patents and other proprietary rights are vital to our business. Although our policy is to seek appropriate patent protection both in the U.S. and abroad for our proprietary technology, to date, we have no patents issued in our name. In addition to seeking our own patents, we enter into license agreements with various pharmaceutical companies and research, educational and governmental institutions to obtain patent rights from them to develop and potentially sell products which use the compounds and technologies protected by those patents.

Our compounds acquired pursuant to in-licensing arrangements are protected by patents obtained or applied for by our licensors. This includes seven U.S. patents, 22 U.S. patent applications, 66 foreign patents and 29 foreign patent applications. We have not conducted in-depth validity and infringement studies on the patents and patent applications that we have in-licensed from major biotechnology and pharmaceutical companies, and it is possible that these patents or patent applications will be challenged or will not provide protection for our compounds.

CAMPATH(R) is protected by five patents issued in the U.S., European major market countries, Australia, Canada and New Zealand, which expire between 2011 and 2015. Patent applications are pending in Denmark, Japan and South Africa. The European patent issued in February 1989 and the U.S. patent in December 1998. We have licensed five U.S. issued patents on eflornithine that expire between 2000 and 2014. In addition, we have filed seven patent applications for the use of eflornithine alone and in combination with other drugs to treat and to prevent various cancers and in certain novel formulations. Oxypurinol and aminopterin do not have patent protection, but have received orphan drug designation and a method-of-use patent application has been filed in the U.S. for aminopterin. ILX-295501, SR-45023A and ILX23-7553 are each covered by issued composition of matter patents. In addition, numerous patent applications have been filed on our portfolio of angiogenesis inhibitors.

A third party biotechnology company has offered to license certain technology to L&I Partners which the biotechnology company has indicated relates to CAMPATH(R). L&I Partners is in the process of evaluating the necessity of this license. We are informed that significant questions have been raised concerning the validity of the patents relating to the third party's technology. We have not, however, conducted an independent analysis of this technology. There is no assurance a license regarding this technology will be available to L&I Partners in the future on acceptable terms, if at all. In the event L&I Partners does not license this technology and the third party asserts that CAMPATH(R) or its method of manufacture is an infringement of the third party's rights, the ability of L&I Partners to commercialize CAMPATH(R) could be materially harmed.

The patent positions of biotechnology and pharmaceutical companies are generally uncertain and involve complex legal and factual issues. No assurance can be given that any patent issued to or licensed by us will provide protection that has commercial significance. We cannot assure you that:

- our patents will afford protection against competitors with similar compounds or technologies;

- our patent applications will issue;

- others will not obtain patents claiming aspects similar to those covered by our patents or applications;

- the patents of others will not have an adverse effect on our ability to do business; or

- the patents issued to or licensed by us will not be infringed, challenged, invalidated or circumvented.

Moreover, we believe that obtaining foreign patents may, in some cases, be more difficult than obtaining domestic patents because of differences in patent laws. We also recognize that our patent position may generally be stronger in the U.S. than abroad. In addition, the protection provided by foreign patents may be weaker than that provided by domestic patents.

We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with confidential agreements that provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. Agreements with employees provide that all inventions conceived by the individual while employed by us are our exclusive property. We cannot guarantee, however, that these agreements will be honored, that we will have adequate remedies for breach if they are not honored or that our trade secrets will not otherwise become known or be independently discovered by competitors.

ILEX is a U.S. trademark.

COMPETITION

  Product Development

The pharmaceutical industry is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including a number of large pharmaceutical companies as well as several specialized biotechnology companies, are developing cancer drugs similar to ours. There are products on the market that will compete directly with the products that we are seeking to develop. In addition, colleges, universities, governmental agencies and other public and private research institutions will continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect license fees, milestone payments and royalties in exchange for license rights to technologies that they have developed, some of which may directly compete with our technologies. These companies and institutions also compete with us in recruiting qualified scientific personnel. Many of our competitors have substantially greater financial, research and development, human and other resources than do we. Furthermore, large pharmaceutical companies have significantly more experience than we do in preclinical testing, human clinical trials and regulatory approval procedures.

Our competitors may:

- develop safer and more effective products;

- obtain patent protection or intellectual property rights that limit our ability to commercialize products; or

- commercialize products earlier than us.

We expect technology developments in our industry to continue to occur at a rapid pace. Commercial developments by our competitors may render some or all of our potential products obsolete or non-competitive, which would materially harm our business and financial condition.

  CRO

In our CRO business, we primarily compete against in-house departments of pharmaceutical companies, other more broad-based CROs and, to a lesser extent, universities and teaching hospitals. Many of these competitors have substantially greater capital, technical, human and other resources than ILEX. CROs generally compete on the basis of:

- previous experience;

- relative expertise and sophistication in specific therapeutic areas;

- the quality of contract research;

- the ability to organize and manage trials on a global basis;

- pricing;

- the ability to manage large and complex medical databases;

- the ability to provide statistical and regulatory services;

- the ability to recruit investigators and enroll patients;

- the ability to integrate information technology with systems to improve the efficiency of contract research;

- an international presence with strategically located facilities; and

- financial viability.

We may not be able to compete favorably in these areas.

EMPLOYEES

As of October 21, 1999, we had approximately 200 employees. Our employees do not have a collective bargaining agreement. We have not experienced any work stoppages. We consider our relations with our employees to be good.

PROPERTIES

Our corporate headquarters are located in approximately 47,000 square feet in San Antonio, Texas occupied under a lease expiring December 31, 2003.

We also lease and operate an 8,945 square-foot manufacturing facility located in San Antonio that has been designed to produce multi-kilogram lot sizes of anticancer compounds under cGMP. We have a 15-year lease to the facility with three five-year extension options. The initial term of the lease expires in 2010.

Our facility has sufficient capacity to manufacture the materials necessary to satisfy the requirements for conducting clinical trials of our current CRO business and our own product development. We will be required to expand our manufacturing facilities or to contract with other manufacturers in the event our CRO manufacturing business is expanded or there is a need for commercial quantities of our compounds.

LEGAL PROCEEDINGS AND INSURANCE

From time to time, we are involved in certain litigation arising out of our operations. We maintain liability insurance, including product liability coverage, in amounts deemed adequate by management. An uninsured or partially insured claim, or claim for which indemnification is not available, could materially harm our financial condition, however. We are not currently engaged in any legal proceedings that we expect would materially harm our business or financial condition.

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

                                   MANAGEMENT

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information concerning our executive officers and directors as of October 21, 1999:

NAME                                     AGE                  POSITION
----                                     ---                  --------
Richard L. Love(1)(2)..................  56    President, Chief Executive Officer and
                                                 Director
Michael T. Dwyer.......................  54    Vice President and Chief Financial
                                               Officer, ILEX Oncology, Inc.; President
                                                 and Chief Operating Officer, ILEX
                                                 Oncology Services, Inc.
Deirdre K. Tessman, Ph.D. .............  55    Managing Director, ILEX Services,
                                               Limited
Timothy J. Williamson..................  56    Senior Vice President, Marketing and
                                                 Business Development, ILEX Products,
                                                 Inc.
Pedro Santabarbara, M.D., Ph.D. .......  47    Vice President, Medical Affairs, ILEX
                                                 Products, Inc.
Terry A. Rugg, MBChB, FFRad (T)(SA)....  40    Vice President, Medical Affairs, ILEX
                                                 Oncology Services, Inc.
Glenn C. Rice, Ph.D. ..................  43    Vice President, Research and Director
Albert A. Jecminek.....................  56    Vice President of Business Development
                                               and Intellectual Property Counsel
Gary V. Woods(1)(3)....................  55    Chairman of the Board
Joseph S. Bailes, M.D. ................  43    Director
A. Dana Callow, Jr.(1)(3)..............  47    Director
John L. Cassis(1)(3)(4)................  51    Director
Jason S. Fisherman, M.D.(2)(4).........  43    Director
Ruskin C. Norman, M.D.(4)..............  80    Director
Daniel D. Von Hoff, M.D. ..............  52    Director and Co-Chairman of Scientific
                                                 Advisory Board

---------------------------

(1) Member of the Compensation Committee
(2) Member of the Relationship Oversight Committee
(3) Member of the Stock Option Committee
(4) Member of the Audit Committee

Richard L. Love has served as President, Chief Executive Officer and a Director of ILEX since we began operations in October 1994. Mr. Love has more than 32 years of industry experience with more than 19 years in the biosciences industry. Prior to forming ILEX, Mr. Love was Chief Operating Officer of CTRC Research from April 1991 to September 1994. From 1983 through 1991, Mr. Love served as CEO of Triton Biosciences Inc., a subsidiary of Shell Oil Company, and led the sale of Triton to Berlex Laboratories, Inc., a subsidiary of Schering. Mr. Love earned his B.S. and M.S. in Chemical Engineering from Virginia Polytechnic Institute.

Michael T. Dwyer has served as President and Chief Operating Officer of ILEX Services since March 1999, and as Vice President and Chief Financial Officer of ILEX since joining the Company in May 1998. Prior to that, he served as Senior Vice President and Chief Operating Officer of CerebroVascular Advances, Inc.
(CVA), a San Antonio-based contract research organization, from December 1993 to April 1998. CVA was acquired by Quintiles Transnational Corporation in July 1997. Mr. Dwyer is a Certified Public Accountant and spent 16 years with Arthur Andersen LLP as a partner before joining CVA Mr. Dwyer holds a B.B.A. in accounting from Angelo State University.

Deirdre K. Tessman, Ph.D., has served as Managing Director of ILEX Services, Limited, a wholly-owned subsidiary of ILEX Services based in the United Kingdom, since its formation in June 1999. Prior to that, she had served as Senior Vice President, European Operations of ILEX since December 1997. From October 1994 to December 1997, she served as Vice President, Drug Development of ILEX. From January 1991 to October 1994, Dr. Tessman served as Director, Worldwide Pharmaceutical Projects for Schering AG, and from 1987 to 1991 as Director of Pharmaceutical Project Development at Triton Biosciences Inc. Dr. Tessman has also served as Director of Clinical Research at Roskon Research Corporation, as Manager of Clinical Research at Medco Research, Inc. and as a Scientist with Warner-Lambert/Parke Davis. Dr. Tessman earned her B.S. from Marygrove College, her M.B.A. from the University of Michigan and her Ph.D. from California Coast University.

Timothy J. Williamson has served as Senior Vice President, Marketing and Business Development of ILEX Products since its formation in August 1997. Prior to that, he held the same position with ILEX beginning in October 1994. From April 1990 through October 1994, Mr. Williamson served as Vice President for Marketing and Sales with Boehringer Mannheim Pharmaceutical Corporation. Prior to joining Boehringer, Mr. Williamson served as Regional Sales Director at Genentech, Inc. and held various positions with Merck Sharp & Dohme, the U.S. pharmaceutical division of Merck & Co. Inc. Mr. Williamson holds his B.A. from the University of Texas.

Pedro Santabarbara, M.D., Ph.D., has served as Vice President, Medical Affairs for ILEX Products since its formation in August 1997, and served ILEX in the same capacity beginning in August 1996. He was Director of Clinical Research Oncology for Rhone-Poulenc Rorer Pharmaceuticals in North America from August 1994 to August 1996, and served in the medical oncology department at Bristol-Myers Squibb Company in domestic and international positions from February 1988 to August 1994. Dr. Santabarbara earned his M.D. and Ph.D. degrees from the University of Barcelona, where he specialized in Internal Medicine and Medical Oncology.

Terry A. Rugg, MB.CH.B, MMED, FFRAD(T)(SA), joined ILEX Services in January 1999 as Vice President, Medical Affairs. Prior to joining ILEX, Dr. Rugg was with British Biotech, Inc. in Annapolis, Maryland from May 1996 to December 1998. Previously, with Zeneca Pharmaceuticals in England, he was employed as a medical advisor for the Tomudex oncology program from June 1995 to May 1996. He was with Eli Lilly from September 1990 to May 1995. Dr. Rugg earned a doctorate degree from the University of Rhodesia, now Zimbabwe, and is a Licentiate of the Royal Colleges of Medicine and Surgery, Edinburgh and Glasgow. He also has specialist qualifications with a Master of Medicine in clinical oncology and radiotherapy from the University of Natal and completed a fellowship in Therapeutic Radiology at the College of Medicine of South Africa.

Glenn C. Rice, Ph.D., has been Vice President of Research and a Director of ILEX since July 1999. He was President of Convergence Pharmaceuticals, Inc. from February 1999 until its acquisition by ILEX in July 1999. Dr. Rice served as Vice President of Research of Cytokine Networks, Inc., a company he helped found, from its inception in 1996 through 1999. Previously, he was a Corporate Officer and Strategic Technical Director for Cell Therapeutics, Inc. from 1992 to 1995 and Director of the Genentech Cell Analysis Laboratory from 1987 to 1992.

Albert A. Jecminek joined ILEX in August of 1999 as Vice President of Business Development and Intellectual Property Counsel. Before joining ILEX, he served as General Counsel for Catalytica, Inc. from July 1992 to August 1999. From June 1983 through the end of 1991, Mr. Jecminek was Chief Patent Counsel and Vice President of Patents and Licensing with Triton Biosciences, Inc. Prior to that time, Mr. Jecminek was employed by Shell Oil Company in various positions including over 15 years in the Patents and Licensing Division, where he held positions of Patent Agent, Patent Attorney, and Senior Patent Attorney. Mr. Jecminek earned his B.S. in Chemistry from Colorado State University and his J.D. (magna cum laude) from the Bates College of Law, University of Houston.

Gary V. Woods has served as a Director of ILEX since our formation in December 1993 and was elected Chairman of the Board in October 1994. Since 1979, Mr. Woods has been employed as President of

McCombs Enterprises, Inc., an organization which invests in automobile dealerships, oil and gas ventures, real estate and broadcasting. He currently serves on the Board of Directors of several organizations, including CTRC, and is Chairman of the Board of Trustees of CTRC Research. Mr. Woods previously served as a director of Titan Holdings, Inc. and the Greater San Antonio Chamber of Commerce. He also served as President of the San Antonio Spurs of the National Basketball Association from 1988 to 1993. Mr. Woods has been the President of the Minnesota Vikings of the National Football League since August 1998. Mr. Woods received his B.B.A. from Southwest Texas State University and his M.B.A. from Southern Methodist University and is a Certified Public Accountant.

Joseph S. Bailes, M.D., has served as a Director of ILEX since August 1997. He has been Executive Vice President, Clinical Affairs for US Oncology, Inc. since it was formed in June 1999 through the merger of American Oncology Resources, Inc. and Physician Reliance Network, Inc. (PRN). Dr. Bailes served as Executive Vice President and National Medical Director of PRN since its formation in 1993. Since 1986 he has been employed as an oncologist by Texas Oncology, P.A. A board certified oncologist, Dr. Bailes received his medical degree from The University of Texas Southwestern Medical School in Dallas. He currently is the President of the American Society of Clinical Oncology. Dr. Bailes serves as an advisory director of Texas Regional Bancshares.

A. Dana Callow, Jr. has been a Director of ILEX since October 1995. Since January 1997, he has been Managing General Partner of Boston Millennia Partners. Mr. Callow is also a General Partner of Boston Capital Ventures, which he co-founded in 1982. Prior to that, he was a management consultant for Braxton Associates, Inc. He is or has been a director of many companies, including PAREXEL International, Inc., Medical Management of New England, Inc., Tektagen, Inc., and Brand Direct Marketing Corporation. Mr. Callow received his A.B. from Tufts University and his M.B.A. from The Amos Tuck School at Dartmouth College.

John L. Cassis has been a Director of ILEX since September 1995. Mr. Cassis is a partner with Cross-Atlantic Partners, Inc., formerly Hambro Health International, which he joined in 1994. Prior to that, he was a Director of Salomon Brothers Inc., where he co-founded Salomon Brothers Venture Capital in 1986 and headed it from 1990 to 1994. From 1981 to 1986, Mr. Cassis was CEO of Tower Hall, Inc., a private merchant bank. From 1976 to 1981, he was a Managing Director of Ardshiel Associates, Inc. (currently Ardshiel Inc.), a merchant bank. In 1972, Mr. Cassis was employed by Johnson & Johnson where he founded the Johnson & Johnson Development Corporation, that firm's venture capital arm, and was its Manager of Acquisitions. Mr. Cassis is currently on the Board of Directors of The Codman Group and National Healthcare Networks, and is Chairman of the Board of Directors of IMPATH Inc. and Dome Imaging Systems, Inc. Mr. Cassis received his A.B. and M.B.A. from Harvard University.

Jason S. Fisherman, M.D., has been a Director of ILEX since September 1995. Dr. Fisherman is currently a Partner at Advent International, one of the world's largest private equity investment firms. Prior to joining Advent, Dr. Fisherman served as Senior Director of Medical Research for Enzon, Inc. from 1991 to 1994. Between 1989 and 1992, he managed clinical development of a number of anticancer drugs at the NCI. Dr. Fisherman is currently a director of several private health care companies. Dr. Fisherman received his B.A. in Molecular Biophysics and Biochemistry from Yale, his M.D. from the University of Pennsylvania, and his M.B.A. from Wharton. He is board-certified in internal medicine and medical oncology.

Ruskin C. Norman, M.D., has been a Director of ILEX since our formation in December 1993. Dr. Norman is a past member (Senior Partner) of Radiology Physician Associates, as well as a previous President of St. Luke's Lutheran Hospital in San Antonio. In 1978, he served as Chairman of the National Medical Advisory Committee of the American Health Care Association. Dr. Norman is currently a director of several companies, including CTRC and Compass Bank-San Antonio. Dr. Norman received his B.S. in Pharmacy from the St. Louis College of Pharmacy and his M.D. from the Northwestern University Medical School.

Daniel D. Von Hoff, M.D., has served as Co-Chairman of the Scientific Advisory Board and a Director of ILEX since we began operations in October 1994. Dr. Von Hoff was named Director of the Arizona

Cancer Center in August 1999 and Professor of Medicine at the University of Arizona Health Sciences Center in Tucson. Prior to that, he served as the Director of the IDD since 1989, Chief Executive Officer of CTRC Research since 1995, and a Clinical Professor of Medicine at the UTHSCSA since 1995. He is currently the President of the American Association for Cancer Research and is the Co-Director of Research for US Oncology, Inc. He is widely regarded as one of the world's most experienced developers of new anticancer agents. Dr. Von Hoff has served on the FDA's Oncology Drug Advisory Committee (ODAC) and was a member of the Board of Directors of the American Society of Clinical Oncology. He is the recipient of numerous awards and honors including the K. Bagshawe Honorary Lecture for the British Association for Cancer Research, the EORTC Michel Clavel Lectureship and the Therapeutic Frontiers Lecture Award from the American College of Clinical Pharmacy. He is a Fellow of the American Association for the Advancement of Science and is a recipient of both the Outstanding Professor Award and the Presidential Teaching Award from UTHSCSA. Dr. Von Hoff received his B.S. from Carroll College and his M.D. from Columbia College of Physicians and Surgeons.

SCIENTIFIC ADVISORY BOARD

We have organized a Scientific Advisory Board which consists of recognized scientists with expertise in oncology. The members of the Scientific Advisory Board are appointed by our Board of Directors and review and comment upon our ongoing and proposed scientific projects. The Scientific Advisory Board also advises us on potential areas of clinical interest and provides scientific evaluations on products under development. The Scientific Advisory Board meets semi-annually and certain members meet in smaller groups or individually with ILEX as needed.

All members of our Scientific Advisory Board have commitments to and/or consulting contracts with other organizations, including our competitors and potential competitors, that may limit their availability to us. With the exception of Dr. Von Hoff, none of these individuals is expected to devote more than a small portion of his or her time to ILEX. The following are the members of our Scientific Advisory Board:

For a biography of Daniel D. Von Hoff, M.D., Co-Chairman of our Scientific Advisory Board, see "Board of Directors and Executive Officers" on page 45 of this prospectus.

Charles A. Coltman, Jr., M.D., has served as Co-Chairman of ILEX's Scientific Advisory Board since November 1994. Dr. Coltman is Professor of Medicine at the UTHSCSA, the Director of the San Antonio Cancer Institute, President and CEO of CTRC and Chairman of the Southwest Oncology Group. He has received numerous citations for his research in cancer control and the treatment of leukemia, lymphomas, and Hodgkin's disease. Dr. Coltman holds his M.D. from the University of Pittsburgh School of Medicine.

David Samuel Alberts, M.D., is a Professor of Medicine, Pharmacology and Public Health and Associate Dean for Research in the College of Medicine, Arizona Cancer Center, Tucson and has been Director of Cancer Prevention and Control at the Arizona Cancer Center since 1988. He served as Chairman of the Oncology Drug Advisory Committee to the FDA from 1982 to 1984 and is a member of the Scientific Advisory Board to Dr. Richard Klausner at the NCI. Dr. Alberts received his B.S. from Trinity College in 1962 and his M.D. from the University of Virginia in 1966.

Lawrence H. Einhorn, M.D., has been associated with Indiana University since 1973 and currently holds the title of Distinguished Professor of Medicine. Dr. Einhorn has won numerous awards related to his cancer research, especially in testicular cancer, and is the recipient of a National Cancer Institute Outstanding Investigator Grant from 1985 through 1999. Dr. Einhorn received his M.D. degree from the State University of Iowa Medical School in 1967.

Thomas R. Fleming, Ph.D., is Chair of the Department of Biostatistics at the University of Washington and a member of the Fred Hutchinson Cancer Research Center in Seattle. He has been extensively involved in the design, conduct and analysis of clinical trials, most notably in AIDS and cancer research. His areas of special research interest include survival analysis and clinical trials methods with focus on the role of surrogate markers and data safety and monitoring boards. Dr. Fleming is the author of the Fleming Two-Stage Design, an innovative clinical trial design used extensively in cancer research to reduce the costs and time needed to evaluate experimental compounds. He received his B.A. in mathematics from the College of St. Thomas and holds an M.A. and his Ph.D. in statistics, both from the University of Maryland.

Mark R. Green, M.D., is the Gilbreth Professor of Clinical Oncology, Chief of Hematology Oncology and Director of the Hollings Cancer Center at the Medical University of South Carolina in Charleston, South Carolina. Between 1985 and 1990, he served as the Director of the University of California San Diego Cancer Center (UCSD), an NCI-designated Clinical Cancer Center, and, in 1992, Dr. Green was appointed the first Edwin and Evelyn Tasch Professor in Cancer Research at UCSD. He held that position until moving to the Medical University of South Carolina as Director of the Hollings Cancer Center in August 1996. Dr. Green's research interests are in clinical investigation with a focus in lung cancer. He attended Harvard College and Harvard Medical School, receiving his B.A. degree in 1966, and his M.D. in 1970.

Waun Ki Hong, M.D., is an American Cancer Society Clinical Research Professor, and Professor of Medicine and Chairman of the Department of Thoracic/Head and Neck Medical Oncology at M.D. Anderson Cancer Center, where he also holds the Charles A. LeMaistre Distinguished Chair in Thoracic Oncology. He received his oncology training at Memorial Sloan-Kettering Cancer Center, and afterward served as Chief of Medical Oncology at the Boston V.A. Medical Center until joining M.D. Anderson in 1984. Dr. Hong is dedicated to translational research in the chemoprevention of both head and neck and lung cancer.

Raghu Kalluri, Ph.D. is currently an Assistant Professor of Medicine at Harvard Medical School, Renal Division in the Department of Medicine at the Beth Israel Deaconess Medical Center. Dr. Kalluri is an expert in extracellular matrix and vascular basement membrane regulation of blood vessel cell growth and has cloned and characterized numerous novel anti-angiogenic factors. He holds a B.S. degree in genetics and psychology from Nizam College, Osmania University in India and a Ph.D. in biochemistry and molecular biology from the University of Kansas Medical Center, with post-doctoral training at the University of Pennsylvania.

Donald W. Kufe, M.D. is currently Professor of Medicine, Chief of Cancer Pharmacology and Deputy Director, Dana Farber Cancer Center, Harvard Medical School. Dr. Kufe is a world renowned expert in chemotherapy and is an advisor to numerous pharmaceutical and biotech companies, as well as being a founder of GenVec, Inc. Dr. Kufe has pioneered new target discovery in cancer therapy, recently focusing on DNA repair and stress activated signaling pathways and their roles in modulating chemotherapy and radiotherapy responses in resistant tumors. Dr. Kufe has also developed numerous immunotherapy approaches for cancer therapy. Dr. Kufe is also Director of the Harvard Phase I Clinical Oncology Group and directs many early stage clinical trials of novel agents. He earned an A.B. from Bowdoin College and his M.D. from the University of Rochester School of Medicine.

Alexandra M. Levine, M.D., joined the staff at the University of Southern California (USC) School of Medicine in 1977 and is currently a Professor of Medicine and Chief, Division of Hematology. She also is Medical Director of USC/Norris Cancer Hospital. Dr. Levine served as the Executive Associate Dean of the University of Southern California School of Medicine from 1985 to 1990. Dr. Levine's research interests include the hematologic malignancies. She began an active program in AIDS research in 1981, focused primarily on the cancers related to AIDS, and most recently on HIV disease in women. She worked with Dr. Jonas Salk from 1987 until his death in 1995 on a potential AIDS vaccine. Dr. Levine was appointed to the Presidential HIV/AIDS Advisory Council by President Clinton in June 1995, and currently serves as Chair of the Research Committee for the Presidential Council. Dr. Levine graduated from the University of California at Berkeley, and received her M.D. from the University of Southern California School of Medicine. She received training in Internal Medicine and Hematology at the University of Southern California School of Medicine, and in Oncology at Emory University.

Vikas P. Sukhatme, M.D., Ph.D. is currently Professor of Medicine at Harvard Medical School, Chief of the Renal Division in the Department of Medicine at the Beth Israel Deaconess Medical Center and member of its Cancer Center. Dr. Sukhatme is a leader in the field of anti-angiogenesis as well as being an expert in gene regulation and signal transduction, including development of novel gene therapy techniques. Dr. Sukhatme is an advisor to numerous biotech and pharmaceutical companies and is an active clinician with clinical trial participation. He holds an S.B. and Ph.D. in physics from M.I.T. and earned an M.D., cum laude, from the Harvard Medical School and Harvard-M.I.T. Program in Health Sciences and Technology.

Jeffrey M. Trent, Ph.D., serves as both the Scientific Director and the Chief of the Cancer Genetics Branch, National Human Genome Research Institute. Dr. Trent was recruited to the NIH Bethesda campus to establish the Intramural Research Program of the National Human Genome Research Institute. He received his Bachelor's Degree from Indiana University and his Ph.D. from The University of Arizona. He remained on the faculty at The University of Arizona for several years, where he served as the Director of Basic Research for the Arizona Comprehensive Cancer Center. He then accepted an Endowed Chair in Oncology at the University of Michigan in Ann Arbor where he also directed the Basic Science Program of the Cancer Center. His research interests are in the molecular genetics and cytogenetics of human cancer.

Ralph R. Weichselbaum, M.D. is currently Harold H. Hines Professor and Chairman of Radiation Oncology, University of Chicago. Dr. Weichselbaum has been a leading researcher in molecular and clinical aspects of radiation and drug therapy and has developed novel drugs and gene therapy approaches in overcoming tumor resistance. He is a consultant for numerous pharmaceutical companies and an active clinician and directs numerous clinical trials involving novel cancer therapeutics. He holds a B.S. degree from the University of Wisconsin and an M.D. from the University of Illinois.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth as of October 21, 1999, immediately before this offering and immediately after this offering, the ownership of our common stock by:

- each stockholder we know to be the beneficial owner of more than 5% of our common stock (including the selling stockholder);

- each of our directors;

- each of our executive officers named in the Summary Compensation Table contained in our proxy statement for our 1999 Annual Meeting of Stockholders; and

- by all of our directors and executive officers as a group.

                                            SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                             OWNED BEFORE THE        NUMBER OF       OWNED AFTER THE
                                                OFFERING(2)          SHARES TO           OFFERING
                                         -------------------------   BE SOLD IN   ----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)   NUMBER     PERCENT(1)(3)    OFFERING     NUMBER     PERCENT(4)
---------------------------------------  ---------   -------------   ----------   ---------   ----------
CTRC Research Foundation(5)...........   2,782,127        16.1%       400,000     2,382,127      11.4%
  8122 Datapoint
  San Antonio, Texas 78229
Advent International Group(6).........   1,431,176         8.3          --        1,431,176       6.9
  75 State Street
  Boston, Massachusetts 02109
PRN Research, Inc. ...................   1,255,988         7.3          --        1,255,988       6.0
  16825 Northchase Drive, Suite 1300
  Houston, Texas 77060
Daniel D. Von Hoff, M.D.(7)(8)........     394,925         2.3          --          394,925       1.9
Richard L. Love(7)....................     298,300         1.7          --          298,300       1.4
Glenn C. Rice, Ph.D...................     130,000           *          --          130,000      *
Deirdre K. Tessman, Ph.D.(9)..........      62,462           *          --           62,462      *
Gary V. Woods(10)(11)(12).............      61,019           *          --           61,019      *
Timothy J. Williamson(13).............      56,900           *          --           56,900      *
A. Dana Callow, Jr.(14)(15)...........      28,399           *          --           28,399      *
Ruskin C. Norman, M.D.(10)(11)(16)....      36,172           *          --           36,172      *
Pedro Santabarbara, M.D., Ph.D.(17)...      32,113           *          --           32,113      *
John L. Cassis(10)(18)................      18,604           *          --           18,604      *
Jason S. Fisherman, M.D.(10)(19)......      16,104           *          --           16,104      *
Joseph S. Bailes, M.D.(20)............      12,536           *          --           12,536      *
Richard Marcel(21)....................      --              --          --           --         --
All executive officers and directors as
  a group (15 persons including those
  listed above)(7)(8)(13)(14)
  (15)(16)(17)(18)(19)(22)............   1,158,534         6.6          --        1,158,534       5.5

---------------------------

  *  Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 21, 1999, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as otherwise noted, the street address of the named beneficial owner is 11550 I.H. 10 West, Suite 100, San Antonio, Texas 78230.

 (2) To our knowledge, unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (3) Based on 17,276,918 shares of common stock issued and outstanding on October 21, 1999.

 (4) Assumes 20,876,918 shares of common stock will be issued and outstanding upon completion of this offering.

 (5) Does not include an aggregate of 30,572 shares of common stock issuable upon exercise of options granted to Mr. Woods and Dr. Norman, who are members of the Board of Trustees of CTRC Research. Mr. Woods and Dr. Norman have agreed to donate economic gain from these options to CTRC Research. Mr. Woods and Dr. Norman disclaim beneficial ownership of the shares of common stock held by CTRC Research.

 (6) Represents shares held by various funds managed by Advent International Group, which exercise sole voting and investment power with respect to the shares held by these funds.

 (7) Includes 28,546 shares of common stock issuable upon exercise of options.

 (8) Includes 1,000 shares of common stock held by Dr. Von Hoff's spouse.

 (9) Includes 20,378 shares of common stock issuable upon exercise of options.

(10) Includes 16,104 shares of common stock issuable upon exercise of options.

(11) Does not include 2,782,127 shares of common stock beneficially owned by CTRC Research. See Footnote (5).

(12) Includes 3,274 shares of common stock issuable upon exercise of warrants.

(13) Includes 9,400 shares of common stock issuable upon exercise of options.

(14) Excludes 64,129 shares of common stock issuable upon exercise of warrants to Boston Capital Ventures III, Limited Partnership, or BCV. Does not include 207,418 shares of common stock beneficially owned by BCV. Mr. Callow, a general partner of the general partner of BCV, may be deemed to be a beneficial owner of the shares of common stock beneficially owned by BCV. Mr. Callow disclaims beneficial ownership of such shares.

(15) Includes 1,081 shares of common stock issuable upon exercise of warrants, 16,104 shares of common stock issuable upon exercise of options, 500 shares of common stock held in Mr. Callow's IRA and 1,000 shares of common stock jointly held by Mr. Callow and his spouse. Mr. Callow has assigned his economic interest in the 16,104 shares of common stock issuable upon exercise of options to BCV.

(16) Includes 1,159 shares of common stock issuable upon exercise of warrants.

(17) Represents 23,408 shares of common stock issuable upon exercise of options.

(18) Does not include 159,858 shares of common stock and warrants to purchase 24,552 shares of common stock beneficially owned by Cross-Atlantic Partners, K/S and Cross-Atlantic Partners II, K/S. Mr. Cassis, a principal of these entities, may be deemed to be a beneficial owner of the shares of common stock beneficially owned by these entities. Mr. Cassis disclaims any such beneficial ownership.

(19) Does not include 1,431,176 shares beneficially owned by entities under the control of Advent International Group. Dr. Fisherman is a Partner in Advent and may be deemed to be the beneficial owner of such shares. Dr. Fisherman disclaims beneficial ownership of such shares.

(20) Represents shares of common stock issuable upon exercise of options. Does not include 1,255,988 shares of common stock beneficially owned by PRN. Dr. Bailes is an executive officer of U.S. Oncology, the parent entity of PRN, and may, therefore, be deemed to be the beneficial owner of such shares of common stock. Dr. Bailes disclaims beneficial ownership of such shares.

(21) Mr. Marcel resigned from his positions with the Company effective March 15, 1999, and the information provided is from the Company's transfer agent report dated October 21, 1999.

(22) Includes an aggregate of 213,334 shares of common stock issuable upon exercise of options and 5,514 shares of common stock issuable upon exercise of warrants.

                              CERTAIN TRANSACTIONS

We began operations in October 1994, after the transfer of drug development programs, intellectual property rights and commercial opportunities from CTRC Research. ILEX and CTRC Research have an agreement not to commence any legal action against, in the case of CTRC Research, our Board of Directors (other than Directors who are also employees or officers of or consultants to ILEX), or, in the case of ILEX, the Board of Trustees of CTRC Research, for any claim that would have been covered by any directors' and officers' liability insurance policies maintained by CTRC or ILEX, as applicable, subject to certain exceptions. Although this agreement terminated upon consummation of our initial public offering of common stock in February 1997, it remains in effect with respect to any activity occurring prior to its termination.


We also lease from CTRC Research office space, a lab and a manufacturing facility. For the year ended December 31, 1998, and the nine months ended September 30, 1999, we paid CTRC Research approximately $280,000 and $285,000 under these leases, respectively. We lease our manufacturing facility from a non-profit corporation that is controlled in part by CTRC Research. During the year ended December 31, 1998, and the nine months ended September 30, 1999, we incurred expenses related to CTRC Research of approximately $700,000 and $845,000, respectively, for various subcontracting and consulting services. At September 30, 1999, we had payables to CTRC Research of approximately $170,000 related to these lease agreements and services.


CTRC Research and Sanofi SA are parties to various research and development funding agreements pursuant to which Sanofi has an exclusive option to license all products or rights arising from the research conducted under the these agreements. We have entered into a subordinated option agreement with CTRC Research expiring March 2000. This agreement provides that, in the event Sanofi does not exercise its option to license a CTRC Research product or right, we have the first right to negotiate with CTRC Research to license such product or right. In addition, upon the expiration of the Sanofi agreements, we have the first right to negotiate a funding and licensing agreement with CTRC Research for programs formerly funded by Sanofi.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

We are authorized to issue 40,000,000 shares of common stock, $.01 par value, and 20,000,000 shares of preferred stock, $.01 par value.

This summary does not purport to be complete and is subject to, and qualified in its entirety by: the provisions of our Certificate of Incorporation, as amended; various documents and agreements evidencing warrants and registration rights, all of which are included as exhibits to the Registration Statement of which this prospectus is a part; and applicable provisions of Delaware law.

COMMON STOCK

As of October 21, 1999, we had issued and outstanding 17,276,918 shares of common stock held of record by approximately 130 stockholders. Holders of common stock are entitled to one vote per share for the election of directors and all other matters submitted to a vote of our stockholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of common stock are entitled to share ratably in such dividends as may be declared by our Board of Directors out of funds legally available therefor. In the event of our dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences of any preferred stock. Holders of common stock have no preemptive, subscription, redemption, conversion rights or similar rights. Our Certificate of Incorporation does not provide for cumulative voting rights with respect to the election of directors. All outstanding common stock is, and the common stock to be issued in connection with this offering will be, fully paid and nonassessable.

PREFERRED STOCK

Our Board of Directors has the authority, without any action by our stockholders, to issue preferred stock in one or more series with such designations, rights and preferences (including dividend, conversion, voting or other rights or liquidation preferences) as determined by our Board of Directors. The issuance of preferred stock could delay, defer or prevent a change of control of ILEX and could decrease the amount of earnings and assets available for distribution to, or adversely affect the voting power or other rights of, holders of common stock. In addition, the issuance of preferred stock could have the effect of decreasing the market price of common stock. At present, there are no shares of preferred stock outstanding.

WARRANTS

On September 29, 1995, we issued a warrant, which has not been exercised as of October 21, 1999, to purchase 97,054 shares of common stock at $3.50 per share to Vector Securities International, Inc., who has subsequently assigned it to VSII Stockholders Trust II, in connection with the provision of certain financial consulting services. This warrant may be exercised in whole at any time or in part from time to time prior to its expiration in September 2000.

In connection with the private placement of our series C preferred stock in July 1996, the Company issued warrants to purchase 355,913 shares of common stock, of which 343,260 remain unexercised as of October 21, 1999. The exercise price of these warrants is $8.71 per share. These warrants may be exercised in whole at any time or in part from time to time prior to their expiration in July 2001.

The exercise price of all our outstanding warrants is subject to customary adjustments upon stock splits, stock dividends or subdivisions. Additionally, the warrants are subject to customary adjustments upon a sale of all or substantially all of our assets or upon our reorganization, reclassification, consolidation or merger. The exercise price of all of the warrants other than the Vector Securities warrant is also subject to adjustment in the event of our issuance of common stock subsequent to the date of the warrants at a price per share less than the exercise price of the warrants. None of our warrants confer upon the holder any voting or any other rights of our stockholders, and are subject to certain registration rights agreements described below.

CONVERTIBLE SECURITIES

In September 1999 ILEX Services issued shares of its series A preferred stock to IMPATH Inc. These shares are convertible into 290,867 shares of our common stock, at the request of the holder(s) of a majority of such shares, either at any time beginning September 24, 2000, or prior to such date either upon an initial public offering of ILEX Services common stock or upon our "change of control." Our "change of control" is generally defined as any of the following:

- the acquisition by any person of 30% or more of our voting securities;

- our merger, consolidation or reorganization with any other person if, after such transaction, our stockholders hold less than 50% of the combined voting securities of such person following such transaction; or

- the sale or other transfer of all or substantially all of our assets if, after such transaction, our stockholders hold less than 50% of the voting securities of such person.

The ILEX Services series A preferred stock is also entitled to annual cumulative dividends of $1.0314 per share, certain rights to convert into ILEX Services common stock and a $14.95 per share liquidation preference (plus accrued and unpaid dividends), and is subject to certain redemption rights.

REGISTRATION RIGHTS

Within 30 days after the completion of this offering, we are required to file a separate registration statement registering under the Securities Act 2,389,201 shares of common stock issued in our July 1999 private placement. The holders of 8,473,266 shares of our common stock, or the "registrable stock," will have "piggy-back" rights with respect to the separate registration statement. However, the holders of substantially all of the shares of our common stock which may be included in the separate registration statement have entered into lockup agreements with the underwriters of this offering the terms of which prohibit the disposition by those holders of their shares of common stock for 90 days from the completion of this offering. Under the terms of our agreements with the holders of the registrable stock, if we propose to register any of our securities, either for our own account or otherwise, those holders are entitled to notice of such registration and may be entitled to include their registrable stock therein. In addition, the holders of 8,009,894 shares of the registrable stock have demand registration rights, pursuant to which, subject to certain conditions, they may require us to register their shares under the Securities Act at our own expense, and we are required to use our best efforts to effect such registration. All of such registrations are subject to customary conditions and limitations.

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, known as the Anti-Takeover Law, regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." A corporation may "opt out" of the Anti-Takeover Law, which we have not done.

TRANSFER AGENT

The Transfer Agent for our common stock is ChaseMellon Shareholder Services L.L.C. Their address is Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660. Their phone number is (800) 635-9270.

                                  UNDERWRITING

ILEX and the selling stockholder have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Prudential Securities Incorporated and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
CIBC World Markets Corp. ...................................     1,892,500
Prudential Securities Incorporated..........................       946,250
U.S. Bancorp Piper Jaffray Inc. ............................       946,250
SG Cowen Securities Corporation.............................        75,000
Harris Webb & Garrison, Inc. ...............................        35,000
Kercheville & Company, Inc. ................................        35,000
Leerink Swann & Company.....................................        35,000
Southwest Securities, Inc. .................................        35,000
                                                                 ---------
 Total......................................................     4,000,000
                                                                 =========

This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The representatives have advised ILEX and the selling stockholder that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at this price less a concession of $0.50 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 600,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $64,400,000, and the total proceeds to ILEX will be $55,272,000. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by ILEX and the selling stockholder.

                                                        TOTAL WITHOUT EXERCISE    TOTAL WITH FULL EXERCISE
                                           PER SHARE   OF OVER-ALLOTMENT OPTION   OF OVER-ALLOTMENT OPTION
                                           ---------   ------------------------   ------------------------
ILEX.....................................    $0.84            $3,024,000                 $3,528,000
 Selling stockholder.....................     0.84               336,000                    336,000
                                                              ----------                 ----------
 Total..............................................          $3,360,000                 $3,864,000

The Company will pay all of its and the selling stockholder's expenses associated with the offering, excluding the underwriting discount, which expenses we estimate to be approximately $500,000.

ILEX and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

ILEX, its officers and directors, the selling stockholder and certain other stockholders have agreed to a 90-day "lockup" with respect to approximately 9,665,310 shares of common stock and certain other ILEX securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, ILEX and such persons may not, directly or indirectly, offer, sell, pledge or otherwise dispose of ILEX securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

- Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

- Over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

- Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

- Passive market making -- Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither ILEX nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on The Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of shares of common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., San Antonio, Texas. Certain legal matters will be passed upon for the underwriters by McDermott, Will & Emery.

                                    EXPERTS


The consolidated balance sheets of ILEX Oncology, Inc. and its subsidiaries for the years ended December 31, 1997 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, included and incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-3 with the SEC in connection with this offering. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. This prospectus is a part of the Registration Statement and does not contain all of the information included in the Registration Statement. Whenever a reference is made in this prospectus to any contract or other document, the reference may not be complete and you should refer to the exhibits that are part of the Registration Statement for a copy of the contract or document. You may read and copy the Registration Statement and any other documents we file with the SEC at the following locations:

Public Reference Room   New York Regional Office  Chicago Regional Office
450 Fifth Street, N.W.  Seven World Trade Center  Citicorp Center
Washington, D.C. 20549  13th Floor                500 West Madison Street, Suite 1400
                        New York, New York 10048  Chicago, Illinois 60661-2511

You may obtain further information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. SEC filings are also available to the public at the SEC's website at "http://www.sec.gov." In addition, we maintain a website that contains information regarding us at "http://www.ilexoncology.com." The contents of our website are not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference those documents listed below:

          (a) Annual Report on Form 10-K for the year ended December 31, 1998;


          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;


          (c) Current Report on Form 8-K Filed July 30, 1999; and

          (d) Current Report on Form 8-K/A Filed September 21, 1999.

You may request a copy of these filings (other than exhibits to such documents which are not specifically incorporated by reference in these documents), at no cost, by writing or telephoning us at the following address:

    ILEX Oncology, Inc.
    11550 I.H. 10 West, Suite 100
    San Antonio, Texas 78230
    (210) 949-8200
    Attention: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that information in this prospectus is accurate as of any date other than the date in the front of this document.

--------------------------------------------------------------------------------

                              [ILEX ONCOLOGY LOGO]

                              ILEX ONCOLOGY, INC.
                                4,000,000 SHARES
                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                               November 23, 1999

                               CIBC WORLD MARKETS
                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES
                           U.S. BANCORP PIPER JAFFRAY

--------------------------------------------------------------------------------
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

LOGO